Exhibit 2.1

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of January 28, 2011 (this “Agreement”), by and between Cytec Industries Inc., a corporation organized under the laws of the State of Delaware (“Seller”), and Television Acquisition Corp., a corporation organized under the laws of the State of Delaware (the “Purchaser”).

RECITAL

Seller and the Seller Transferors desire to sell to Purchaser the Acquired Assets and to cause the Purchaser to assume the Assumed Liabilities, and Purchaser desires to purchase from Seller and the Seller Transferors the Acquired Assets and to assume the Assumed Liabilities, all upon the terms and subject to the conditions contained in this Agreement and the related Transaction Documents.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

Definitions; Usage

SECTION 1.01. Definitions; Usage.

(a) The terms defined below have the meanings set forth below, and such meanings shall apply equally to both the singular and plural forms of the terms defined and to the correlative forms of such terms.

“Accounting Firm” has the meaning set forth in Section 2.05(c).

“Accounting Principles” shall mean GAAP. To the extent the accounting principles used by Seller to prepare the December 31, 2010 Financial Statements are consistent with GAAP, the parties shall use such accounting principles as the “Accounting Principles.”

“Accounts Receivable” means all trade accounts receivable and other rights to payment from customers of a Person in respect of products sold and services rendered by the Business.

“Acquired Assets” has the meaning set forth in Section 2.02.

“Acquired Employee” has the meaning set forth in Section 6.09(a).

“Acquisition” means the acquisition by Purchaser of the Acquired Assets and the assumption of the Assumed Liabilities as contemplated under this Agreement and the Transaction Documents.

“Acts of Sale” has the meaning set forth in Section 3.02(a)(iiiv).

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such Person.

“Aggregate Inventory Deficiency” has the meaning set forth in Section 2.05(b).

“Aggregate Inventory Surplus” has the meaning set forth in Section 2.05(b).

“Alternative Arrangements” has the meaning set forth in Section 2.04(b).

“Applicable Cost” has the meaning set forth in Section 2.05(b).

“Applicable Law” means all foreign, federal, state, local, municipal, international, multinational or other constitutions, statutes, laws, codes, common law, ordinances, treaties, regulations, rules, codes of practice and guidance notes, or resolutions of any Governmental Entity by which the applicable Person (or its businesses or assets or properties) is bound, and any judicial, regulatory or administrative interpretation thereof.

“Applicable Rate” means LIBOR plus 0.5%.

“Asbestos Claims” means all Proceedings by third parties (including current or former employees or contractors) seeking damages for bodily injury or death to the extent such bodily injury or death resulted from, or was alleged to result from, exposure to asbestos at the Fortier Facility.

“Assigned Contracts” has the meaning set forth in Section 2.02(a)(ix).

“Assigned Intellectual Property” has the meaning set forth in Section 2.02(a)(v).

“Assigned Permits” has the meaning set forth in Section 2.02(a)(viii).

“Assignment and Assumption Agreements” has the meaning set forth in Section 3.02(a)(iv).

“Assumed Environmental Liabilities” means responsibility for (a) the investigation, cleanup and remediation of any soil, sediment, surface water or groundwater contamination at, on, under or emanating from the Fortier Facility that is unknown by Seller at the time of Closing, (b) all other Liabilities arising from or related to the matters described in clause (a) including without limitation fines, penalties, Environmental Claims and claims by any Governmental Entity or third party, but in the case of this clause (b), only to the extent Purchaser recovers such amount under the Environmental Insurance Policy without giving effect to any self insured retention or deductible; and (c) Toxic Tort Claims so long as (i) such Toxic Tort Claims and (ii) the Release of Hazardous Materials which give rise to Toxic Tort Claims, are unknown at the time of Closing. For the avoidance of doubt, changes in Environmental Laws following the Closing shall be unknown. Notwithstanding the foregoing, the Retained Environmental Liabilities shall not constitute Assumed Environmental Liabilities.

“Assumed Liabilities” has the meaning set forth in Section 2.03(a).

“Bargaining Unit” means the unit of employees employed on an hourly basis at the Fortier Facility, including the production and reliability employees, shipping and receiving clerks, warehouse employees, fire department employees, and laboratorians in the chemical laboratories, but excluding plant and laboratory clerks, office employees, technical and professional employees, guards, and supervisors.

“Bills of Sale” has the meaning set forth in Section 3.02(a)(iii).

“Business” means (a) the business activities conducted by Seller at the Fortier Facility, including, without limitation, developing, manufacturing, marketing and selling acrylonitrile, hydrocyanic acid, sulfuric acid, melamine and other products and byproducts produced at the Fortier Facility and (b) any other product development, marketing or selling activities related thereto conducted by the Seller or any of the Seller Transferors at other locations.

“Business Day” means a day, other than a Saturday, Sunday or legal holiday, on which commercial banks in New York City are open for the general transaction of business.

“Business Employee” has the meaning set forth in Section 4.18.

“Business Know-How” means all trade secrets and business information including inventions, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, diagrams, specifications, customer and supplier lists, catalogs, pricing and cost information, and business and marketing plans and proposals used in the operation or conduct of the Business prior to the Closing Date.

“BV Inventory” has the meaning set forth in Section 2.02(b)(xi).

“Business Property” has the meaning set forth in Section 4.06.

“CAPEX Adjustment” has the meaning set forth in Section 2.05(h).

“Cash Amount” has the meaning set forth in Section 2.01.

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Inventory Amount” has the meaning set forth in Section 2.05(b).

“Closing Net Working Capital” has the meaning set forth in Section 2.05(a).

“Closing Payment” has the meaning set forth in Section 2.05(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 24, 2010 by and between Seller and Purchaser.

“Consent” means any approval, consent, ratification, waiver, registration, filing, exemption or other authorization.

“Consents/Waivers” has the meaning set forth in Section 2.04(a).

“Contracts” has the meaning set forth in Section 2.02(a)(viii).

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Cyanamid Retained Rights” means the intellectual property rights retained by American Cyanamid Company under the agreements listed on Annex 1 hereto.

“Deferred Payment” has the meaning set forth in Section 2.05(d).

“Designated Contracts” has the meaning set forth in Section 2.04(e).

“Distribution Agreement” has the meaning set forth in Section 3.02(a)(x).

“DOJ” means the United States Department of Justice.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, water, sewers, rivers, ponds, drainage basins, and wetlands), groundwaters, storm waters, wastewaters, drinking water supply, stream sediments, or indoor or outdoor air.

“Environmental Claim” means any claim, notice, demand, suit, or other Proceeding by any Person alleging potential Liability (including, without limitation, potential Liability for investigatory tests, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, medical monitoring, or penalties) arising out of, based on or resulting from (a) the actual or alleged presence or Release of any Hazardous Materials at any location, (b) any Environmental Condition, (c) any other circumstance forming the basis of any violation, or alleged violation, of any Environmental Law, (d) the treatment, storage, disposal, arrangement for disposal or transport of any Hazardous Materials, (e) non-compliance with any Environmental Laws or Permits issued pursuant to any Environmental Laws, or (f) the actual or alleged exposure of any Person to any Hazardous Materials in connection with the operation of the Business or in connection with the disposal of any product or component of any product manufactured or distributed by the Business.

“Environmental Condition” means a condition of, on or migrating from the Business Property or the Environment including without limitation any Release or threatened Release of Hazardous Materials that, by virtue of Environmental Laws, (a) requires investigatory, corrective or remedial measures, and (b) comprises a basis for or that could reasonably be expected to result in Environmental Claims against, demands of or Liabilities of either Seller or Purchaser relating to the Business. “Environmental Condition” shall include, without limitation, those conditions resulting from any activity, inactivity or operations whatsoever before the date hereof, whether identified or discovered before or after the date hereof.

“Environmental Insurance Policies” means pollution legal liability insurance policies substantially in the form attached hereto as Exhibit J.

“Environmental Laws” means any and all applicable foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, notices, guidelines, policies or requirements of any Governmental Entity regulating or imposing standards of Liability or of conduct (including common law) concerning air, water, drinking water, wastewater, storm water, solid waste, Hazardous Materials, the Release, investigation and remediation of contaminants or Hazardous Materials, worker and community right-to-know, hazard communication, noise, odors, resource protection, subdivision, inland wetlands and watercourses, health protection, other environmental, health, safety, building, and land use concerns or products or product components containing Hazardous Materials, including without limitation REACH.

“Environmental Reports” has the meaning set forth in Section 4.11.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.05(b).

“Estimated Closing Payment” has the meaning set forth in Section 2.05(c).

“Excluded Assets” has the meaning set forth in Section 2.02(b).

“Excluded Liabilities” has the meaning set forth in Section 2.03(b).

“Excluded Litigation Matters” means those litigation matters set forth in Schedule 2.03(b)(iii) and any Liabilities arising out of claims made pursuant to Seller’s Pension Plans or Seller’s Benefit Plans.

“Final Closing Payment” has the meaning set forth in Section 2.05(f).

“Financial Statements” has the meaning set forth in Section 4.04(a).

“First Exposure Claims Period” has the meaning set forth in Section 9.09.

“Fortier Facility” means the manufacturing plant of the Business located at 10800 River Road, Westwego, Louisiana, together with the Seller’s right, title and interest in the Owned Real Property and all related real estate and the buildings, improvements and fixtures thereon, all construction in progress, and all rights, privileges and appurtenances thereto.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles as in effect in the United States as of the date hereof.

“Governmental Entity” means any nation or government (domestic or foreign), any federal, state, county, province, city, town, municipality, local or other political subdivision thereof or thereto and any court, tribunal, department, commission, board, bureau, instrumentality, agency, council, or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any other governmental entity, quasi-governmental entity or private body exercising any governmental or quasi-governmental authority over the applicable Person or assets and properties.

“Hazardous Materials” means any substance, material, liquid, vapor, gas or other matter (a) the presence of which requires investigation or remediation under any Environmental Law, (b) that is listed, defined, designated, or classified as a “hazardous waste” or “hazardous substance” (or any similar classification) under any Environmental Law, (c) that is toxic, explosive, corrosive, flammable, infectious, radioactive, reactive, ignitable, carcinogenic or mutagenic or otherwise hazardous (including any biomedical waste or contaminants), and is regulated under any Environmental Law or Health and Safety Law, (d) that is or contains petroleum, petroleum products or fuel oil, gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs) or asbestos, (e) which may pose a present or potential hazard to human health or safety or to the Environment, or (f) any other substance that can give rise to Liability under any Environmental Law or Health and Safety Law.

“Health and Safety Laws” means all Applicable Laws or Judgments of any Governmental Entity, (i) designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions, or (ii) relating to or applying to the health and safety of any Person, and equivalent federal, state and local ordinances and statutes.

“Hearing Loss Cases” means those Proceedings where plaintiffs, including contractors and former employees, seek damages for hearing loss arising from the operation and conduct of the Business including those lawsuits which are set forth on Exhibit A to Schedule 4.15.

“Identified Environmental Matters” has the meaning set forth in Section 4.11.

“indemnified party” has the meaning set forth in Section 9.05(a).

“Inventory” has the meaning set forth in Section 2.02(a)(ii).

“Inventory Category” has the meaning set forth in Section 2.05(b).

“Inventory Deficiency Value” has the meaning set forth in Section 2.05(b).

“Inventory Surplus Value” has the meaning set forth in Section 2.05(b).

“Judgment” means any injunction, judgment, award, sanction, order, decree, ruling, or charge, or similar restriction imposed by any Governmental Entity.

“knowledge” (i) as applied to Seller, shall mean the actual knowledge of William Avrin, Gregory Zoglio, Paul Mikesell, Jeffry Koenig, Dave Lauber, Mark Graves, Mike Driscoll, J.D. Allen, and Shawn Ward; and (ii) as applied to Purchaser, shall mean the actual knowledge of Rick Rosen, Keval Patel and Matthew Gullen.

“LDEQ” has the meaning set forth in Section 6.20(a).

“Leased Real Property” has the meaning set forth in Section 4.06.

“Liability” means any direct or indirect cost, liability, assessment, claim, loss, damage, commitment, deficiency or legal obligation, whether fixed or unfixed, known or unknown, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, actual, potential or contingent.

“LIBOR” means the one-month “London Interbank Offered Rate” as published in the “Money Rates” section of The Wall Street Journal (Eastern Edition) on the Closing Date or, if The Wall Street Journal is not published on the Closing Date, the immediately preceding Business Day on which The Wall Street Journal is so published.

“Licensed Mark” has the meaning set forth in Section 2.02(a)(v).

“Liens” means all mortgages, liens, pledges, security interests, charges, adverse claims, easements, leases, subleases, rights of use, covenants, rights of way, title retention, perpetual rights, building rights, options, claims, restrictions or encumbrances of any kind (whether contractual or otherwise).

“Loss Event” has the meaning set forth in Section 6.23.

“Losses” means all claims, actions or causes of action, assessments, losses, damages, deficiencies, costs, expenses, Liabilities, Judgments, awards, sanctions, penalties, fines, charges, amounts paid in settlement by a Person, costs of investigation, court costs and other expenses, including interest, and reasonable out-of-pocket costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents or representatives of such Person.

“Made Available” means Seller has posted such materials to the Seller’s electronic data room maintained by R.R. Donnelley or provided to Purchaser’s consultants by email at least two (2) Business Days prior to the date hereof.

“Matching Contribution” has the meaning set forth in Section 6.09(m).

“Medical Businesses and Agricultural Businesses” means (i) the discovery, research and development, manufacturing, formulation, licensing, marketing or selling of pharmaceuticals, vaccines, consumer health products, nutritionals, medical devices and other products intended for the prevention, diagnosis, treatment or alleviation of illness or injury, or the correction of physical deficiencies in humans including the business in drugs and devices as defined in 21 U.S.C. 321; and (ii) the discovery, research and development, manufacturing, formulation, licensing, marketing or selling of crop protection chemicals, seeds, genetically engineered agricultural products, herbicides, insecticides, acaricides, nematacides, fungicides, rodenticides, plant growth regulators, genetically modified plants and plant parts, animal growth promotants and regulants, genetically modified animals, antibiotics, coccidiostats and biologicals for use in agricultural, homes and gardens, public health and animal health and nutrition, and other products intended for the prevention, diagnosis, treatment or alleviation of illness or injury, or the correction of physical deficiencies in animals including the business of pesticides and plant growth regulators as defined in 7 U.S.C. 136 and drugs as defined in 21 U.S.C. 321, but not including the plant food business.

“Miscellaneous Inventory Value” has the meaning set forth in Section 2.05(b-1).

“Most Recent Financial Statements” has the meaning set forth in Section 4.21.

“Note” has the meaning set forth in Section 2.01.

“Notice of Disagreement” has the meaning set forth in Section 2.05(f).

“other bid” has the meaning set forth in Section 6.02.

“Owned Real Property” has the meaning set forth in Section 4.06.

“Permit” means any Consent, license, franchise, certificate, authorization, variance, registration, agreement, or permit issued, granted, given or otherwise made available by or under the authority of any Person or pursuant to any Applicable Law.

“Permitted Liens” means (a) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and for which such Taxes are reflected as a current liability in the calculation of Net Working Capital; (b) mechanics’, carriers’, workmen’s, repairmen’s or other inchoate liens arising or incurred in the ordinary course of business consistent with past practice or amounts which are reflected as a current liability in the calculation of Closing Net Working Capital, (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting Business Property which are not, individually or in the aggregate, material to the Business or the Acquired Assets, which do not prohibit or interfere with the current operation of any Business Property or for which, in respect of matters affecting title to the Owned Real Property, title insurance coverage has been obtained; or (d) other than with respect to Owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are listed on Schedule 4.05(a).

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Personal Property” has the meaning set forth in Section 2.02(a)(iii).

“Post-Closing Exposure Claims” has the meaning set forth in Section 9.09.

“Pre-Closing Applicable Cost” has the meaning set forth in Section 2.05(b).

“Pre-Closing Exposure Claims” has the meaning set forth in Section 9.09.

“Proceeding” means any action, arbitration, dispute, audit, hearing, investigation, litigation, claim, cause of action, assessment, mediation, proceeding, enforcement proceeding, demand, suit or other proceeding (whether civil, criminal, regulatory, administrative, judicial or investigative, whether formal or informal, whether public or private).

“Product Liabilities” means all Liabilities of Seller that arise in the ordinary course of business out of claims of injury to person or property as a result of the manufacture, use, handling or storage of any product of the Business sold prior to the Closing Date; provided, that (i) such Liabilities shall only constitute Product Liabilities to the extent they are less than $2,000,000 in the aggregate and (ii) any such Liabilities to the extent they are in excess of $2,000,000 in the aggregate shall constitute Excluded Liabilities. For the avoidance of doubt, Product Liabilities shall not include any Liabilities that are Toxic Tort Claims.

“Purchase Price” has the meaning set forth in Section 2.01.

“Purchaser” has the meaning set forth in the recitals to this Agreement.

“Purchaser Defined Contribution Plan(s)” has the meaning set forth in Section 6.09(n).

“Purchaser Knowledge Group” has the meaning set forth in Section 9.01(h).

“Purchaser’s Benefit Plans” has the meaning set forth in Section 6.09(d).

“Purchaser Material Adverse Effect” has the meaning set forth in Section 5.01.

“Qualified Counterparty Termination” has the meaning set forth in Section 2.04(c).

“Records” has the meaning set forth in Section 2.02(a)(xiii).

“REACH” means the Registration, Evaluation and Authorization of Chemicals legislative initiative adopted by the European Commission.

“Reduction Date” has the meaning set forth in Section 9.01(d).

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal,

dumping, leaching or migration of Hazardous Material in the Environment, including the movement of Hazardous Material through or in the air, soil, surface water, drinking water, storm water, waste water, ground water or property.

“Remediation and Cleanup” has the meaning set forth in Section 6.20(a)(i).

“Retained Environmental Liabilities” means responsibility for: (a) (i) the investigation, cleanup, remediation and closure related to or arising from the matters set forth on Schedule 2.03(b)(vii) (the “Retained Environmental Matters”), and all Liabilities arising from or related to such matters, (ii) all costs and expenses required to bring the Retained Environmental Matters into compliance with Environmental Laws, and all Liabilities arising from or related to such matters, including without limitation all fines and penalties imposed by any Governmental Entity, and (iii) Environmental Claims (whether arising before or after Closing) relating to or arising from any Release of Hazardous Materials set forth on Schedule 2.03(b)(vii), and all Liabilities arising from or related to such matters; (b) all Toxic Tort Claims other than those which constitute Assumed Environmental Liabilities, and all Liabilities arising from or related to such matters; and (c) all costs and expenses required to comply with Section 6.20. For the avoidance of doubt, any Releases of Hazardous Substances, violations of Environmental Law, investigations or Environmental Claims or potential Environmental Claims set forth on Schedule 2.03(b)(vii), and any Liabilities that arise out of such matters shall be considered known and therefore Retained Environmental Liabilities.

“Second Exposure Claims Period” has the meaning set forth in Section 9.09.

“Seller” has the meaning set forth in the recitals to this Agreement

“Seller Defined Contribution Plans” has the meaning set forth in Section 6.09(n).

“Seller Transferors” means Cytec Canada Inc., Cytec Technology Corp. and Cytec Industries BV, all of which are wholly owned subsidiaries of Seller.

“Seller Benefit Plans” has the meaning set forth in Section 4.16.

“Seller Defined Benefit Plans” has the meaning set forth in Section 6.09)k).

“Seller Material Adverse Effect” means a material adverse effect or change (i) on the business, assets, results of operations or financial condition of the Business or the Acquired Assets, (ii) on the ability of Seller to perform its obligations under this Agreement and the Transaction Documents to which it is a party or (iii) on the ability of Seller to consummate the Acquisition; provided, however, that with respect to subclause (i) of this definition, none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been or would be, a Seller Material Adverse Effect: (A) any adverse change, circumstance, condition, development, effect or event arising out of, based upon or resulting from political, economic or other conditions generally affecting the United States or any foreign country, (B) any adverse change, circumstance, condition, development, effect or event arising out of, based upon or resulting from changes or conditions in the foreign currency exchange markets, or the industry or industries in which the Business operates (including changes to commodity, raw material or finished goods prices or changes in Applicable Law or interpretations thereof by Governmental Entities generally affecting the industry or industries in which the Business operates); or (C) any adverse change, circumstance, condition, development, effect or event arising out of, based upon or resulting from war, acts of war, terrorism or acts of terrorism not directed specifically at the Business (whether or not the foregoing are declared or undeclared and whether or not the foregoing take place in the United States or outside the United States); or (D) any adverse change, circumstance, condition, development, effect or event arising out of, based upon or resulting from any breach by Purchaser of any provision of the Transaction Documents (in each case, which changes, individually or in the aggregate, do not disproportionately affect the Business or the Acquired Assets, taken as a whole).

“Seller Pension Plans” has the meaning set forth in Section 4.16

“Statement” has the meaning set forth in Section 2.05(e).

“Supply Agreement - Acrylonitrile” has the meaning set forth in Section 3.02(a)(vi).

“Supply Agreement - Melamine” has the meaning set forth in Section 3.02(a)(v).

“Supplies” has the meaning set forth in Section 6.16.

“Surveys” has the meaning set forth in Section 6.19.

“Target Closing Inventory Amount” has the meaning set forth in Section 2.05(b).

“Target Net Working Capital” has the meaning set forth in Section 2.05(a).

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding tax on amounts paid, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, custom, duty or other tax), together with any interest, penalty, addition to tax or additional amount due, imposed by any Governmental Entity (domestic or foreign) responsible for the imposition of any such tax, (ii) any Liability for the payment of any amount of the type described in clause (i) above as a result of a party to this Agreement being a member of an affiliated, consolidated or combined group with any other corporation at any time on or prior to the Closing Date and (iii) any Liability of any Person with respect to the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation of such Person to indemnify any other Person.

“Tax Authority” means with respect to any Tax, any Governmental Entity that imposes Tax, and any Governmental Entity charged with the administration, enforcement, implementation, determination, assessment or collection of such Tax.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority.

“Third Party Claim” has the meaning set forth in Section 9.05(a).

“Title Commitment” has the meaning set forth in Section 6.19.

“Title Policy” means a title policy governing the Owned Real Property that is in the form attached as Exhibit K, provided that (a) the amount of such policy shall be based on the results of Purchaser’s appraisal and (b) such policy may not contain any exceptions that materially impact the use of the Owned Real Property taken as a whole.

“Toxic Tort Claims” means all Proceedings alleging personal injuries, temporary or permanent property damage, or damages as a result of nuisance or annoyance, suffered by any Person or seeking medical monitoring by any Person (i) resulting from the unauthorized Release of any Hazardous Materials into the soil or groundwater at, on, under or migrating from any Business Property or from the unauthorized Release of any Hazardous Materials into the air at or from any Business Property prior to the Closing or (ii) resulting from the exposure prior to the Closing (other than as a result of a Release of any Hazardous Materials into the soil, surface water, sediment or groundwater at any Business Property or from the unauthorized Release of any Hazardous Materials into the air at any Business Property) of any such Person to any Hazardous Materials used in connection with or generated as waste from the operation of the Business or in connection with the disposal of any product or component of any product manufactured or distributed by the Business. For the avoidance of doubt, “Toxic Tort Claims” shall not include Asbestos Claims.

“Trademark License Agreement” has the meaning set forth in Section 3.02(a)(iii).

“Transaction Documents” means, collectively, this Agreement, and each of the other agreements, documents and instruments executed and delivered by all or some of the parties hereto in connection with the consummation of Acquisition.

“Transfer Taxes” means any Liability for transfer, documentary, sales, use, registration, value added and other similar Taxes (including all applicable real estate transfer Taxes) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement, the other Transaction Documents the Acquisition and the other transactions contemplated hereby and thereby, other than sales tax imposed by the state of Louisiana arising from the sale of the Inventory that is located at the Fortier Facility at Closing.

“Transition Services Agreement” has the meaning set forth in Section 3.02(a)(ix).

“Uncured Payment Breach” has the meaning set forth in Section 2.04(c).

“Union” means the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local USW 13-447.

(b) Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(c) All Exhibits and Schedules attached to an agreement or instrument shall be deemed incorporated therein as if set forth in full therein.

(d) The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “or” is not exclusive.

(e) The words “hereof,” “herein” and “hereunder” and words of similar import when used in any agreement or instrument shall refer to such agreement or instrument as a whole and not to any particular provision of such agreement or instrument.

ARTICLE II

Purchase and Sale of Acquired Assets

SECTION 2.01. Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing, Seller and the Seller Transferors, as applicable, shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller and the Seller Transferors, as applicable, all right, title and interest to and under the Acquired Assets, for (a) an aggregate purchase price of One Hundred Eighty Million United States Dollars ($180,000,000), of which (i) One Hundred and Sixty-Five Million Dollars ($165,000,000) (the “Cash Amount”) shall be paid in cash payable as set forth in Section 3.02(b)(i) and subject to adjustment as set forth in Section 2.05, and (ii) Fifteen Million Dollars ($15,000,000) shall be paid by the delivery by Purchaser at the Closing of a 7% subordinated promissory note due on the sixth anniversary of the Closing Date in favor of the Seller in the form set forth in Exhibit A (the “Note”); and (b) the assumption of the Assumed Liabilities (the “Purchase Price”).

SECTION 2.02. Acquired Assets and Excluded Assets.

(a) The term “Acquired Assets” means all of the following assets, other than the Excluded Assets:

(i)	the Fortier Facility;

(ii)	all raw materials, work-in-process, finished goods, and other inventories used in the operation or conduct of the Business (collectively, the “Inventory”);

(iii)	all machinery, equipment, furniture, vehicles, supplies, parts, spare parts and other tangible property of Seller relating to the operation of the Business, including those described in Schedule 2.02(a)(iii) and any of the foregoing located at the Fortier Facility (the ‘“Personal Property”);

(iv)	all Accounts Receivable of Seller and Seller Transferors on the Closing Date arising out of the operation or conduct of the Business (the “Receivables”) and all Account Receivable arising out of any inventory held by Cytec Industries BV on the closing date (the “BV Inventory”);

(v)

subject to the Cyanamid Retained Rights, all patents, patent applications, patent rights, trademarks, trademark registrations, trademark applications, servicemarks, trade names, brand names, copyrights, copyright registrations, designs, design registrations, trade secrets, inventions, know how, formulas and other intellectual property or intellectual property rights used in the operation or conduct of the Business, other than the trademark which is the subject of the Trademark License Agreement (the

“Licensed Mark”), but including any rights to the name or mark “Fortier” (collectively, the “Assigned Intellectual Property”);

(vi)	subject to the Cyanamid Retained Rights, the Business Know-How;

(vii)	all certificates, licenses, Permits, authorizations and approvals used primarily in the Business, including those listed or described on Schedule 2.02(a)(vii) (the “Assigned Permits”);

(viii)	all contracts, leases, licenses, indentures, agreements, commitments, purchase orders and all other legally binding arrangements, whether oral or written (“Contracts”), to which Seller is a party or by which Seller or any Seller Transferor is bound that are listed in Schedule 4.06 or 4.08, and all other Contracts (including purchase orders and sales orders) to which Seller is a party or by which Seller or any Seller Transferor is bound that are used, held for use or intended to be used primarily in, or that arise primarily out of, the operation or conduct of the Business (the “Assigned Contracts”);

(ix)	all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation or conduct of the Business;

(x)	all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items that are used, held for use or intended to be used primarily in, or that arise primarily out of, the operation or conduct of the Business;

(xi)	the books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, billing records, sales and promotional literature, manuals, data, studies, reports, customer and supplier correspondence of Seller or any Seller Transferor in each case that are used, held for use or intended to be used primarily in, or that arise primarily out of, the conduct or operation of the Business (the “Records”);

(xii)	except as set forth in Section 2.02(b)(iii), all rights, claims and credits of Seller or any Seller Transferor relating to the Business, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of Seller or any Seller Transferor in respect of the Business; and

(xiii)	goodwill and all other assets, rights, properties or claims of any kind, wherever located, whether tangible or intangible or real or personal, used exclusively or primarily in, or that arise exclusively or primarily out of, the operation or conduct of the Business.

(b)	The term “Excluded Assets” means:

(i)	the assets identified on Schedule 2.02(b);

(ii)	all cash and cash equivalents of Seller (other than the items described in Section 2.02(a)(x));

(iii)	all rights, claims and credits of Seller arising under insurance policies with respect to any Excluded Liabilities;

(iv)	all the assets of the Seller Pension Plans;

(v)	the Licensed Mark;

(vi)	all rights of Seller under this Agreement and the other Transaction Documents;

(vii)	all personnel records and other records relating to the Business that Seller is required by law to retain in its possession (subject to Purchaser’s right to receive copies);

(viii)	all records prepared in connection with the sale of the Business to Purchaser;

(ix)	all financial and tax records relating to the Business that form part of the general ledger of Seller (subject to Purchaser’s right to receive copies);

(x)	all Tax assets (including duty and Tax refunds and prepayments) of Seller and the Seller Transferors; and

(xi)	the BV Inventory.

SECTION 2.03. Assumption of Certain Liabilities.

(a) Upon the terms and subject to the terms and conditions of this Agreement, Purchaser shall assume, effective as of the Closing, only the following Liabilities of Seller arising out of or related to the operation or conduct of the Business, arising prior to the Closing (the “Assumed Liabilities”):

(i)	all accounts payable of the Seller arising from the operation of the Business to the extent included in the calculation of Closing Net Working Capital excluding all intra-company accounts payable;

(ii)	all Liabilities under the Assigned Permits and the Assigned Contracts other than (A) Liabilities that are related to a breach or failure to perform by Seller, (B) Liabilities pursuant to Contracts that are not listed on Schedule 4.08 that do not represent ordinary course obligations of the business consistent with past practice, and (C) Liabilities that arise or result from the consummation of the transactions contemplated hereby;

(iii)	all Product Liabilities;

(iv)	all Assumed Environmental Liabilities;

(v)	the Liabilities expressly assumed by Purchaser relating to the Acquired Business Employees to the extent set forth in Section 6.09(g);

(vi)	accrued expenses arising from the ordinary course operation of the Business to the extent included in the final calculation of Closing Net Working Capital (including but not limited to accrued real estate taxes related to the Fortier Facility); and

(vii)	effective on the eighth (8th) anniversary of the Closing Date if Seller and its Affiliates have complied in all material respects with Seller’s and its Affiliates’ obligations described in Section 6.20, the costs of, and obligations relating to, the Retained Environmental Liabilities.

(b) Other than those Liabilities specifically identified as the Assumed Liabilities, Purchaser shall not assume, or otherwise be liable for, any of the Liabilities of Seller, the Business or the Acquired Assets (collectively, the “Excluded Liabilities”). The Excluded Liabilities include, without limitation:

(i)	any Liability relating to or arising out of the operation or conduct by Seller or any of its Affiliates of any business other than the Business;

(ii)	subject to Purchaser’s obligation in Section 9.09, any Liability for Asbestos Claims and Hearing Loss Cases;

(iii)	the Excluded Litigation Matters;

(iv)	any accounts payable of Seller to the extent not included in Closing Net Working Capital (as defined in Section 2.05(a));

(v)	any Liability that relates to, or that arises out of, any Excluded Asset;

(vi)	any Liability for Taxes, whether or not accrued, assessed or currently due and payable, of Seller, whether or not relating to the operation or ownership of the Business other than Taxes described in Section 2.03(a)(vi) and other Taxes, if any, included in the final calculation of Closing Net Working Capital;

(vii)	until assumed by Purchaser pursuant to Section 2.03(a)(vii), the costs of, and obligations relating to, the Retained Environmental Liabilities;

(viii)	any Liability of Seller expressly retained by Seller pursuant to Section 6.09 hereof; and

(ix)	any Liability arising under or in connection with any employee benefit plan, program or arrangement of any kind (including, without limitation, any employee benefit plan as defined under Section 3(3) of ERISA) maintained or contributed to by Seller or any ERISA Affiliate or with respect to which Seller or any ERISA Affiliate has any actual or potential Liability, including without limitation the Seller Pension Plans and the Seller Benefit Plans.

(c) Purchaser shall acquire the Acquired Assets free and clear of all Liabilities of Seller, other than the Assumed Liabilities, and free and clear of all Liens, other than Permitted Liens. Seller shall pay or otherwise discharge, when due, the Excluded Liabilities.

SECTION 2.04. Consents of Third Parties. (a) Prior to and following the Closing, the Seller and Purchaser shall cooperate with each other in good faith and shall use commercially reasonable efforts to obtain all consents, waivers or approvals listed on Schedule 4.03 and Schedule 2.04(e), in each case in a form, satisfactory to Purchaser (the “Consents/Waivers”). Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any contract or asset or any claim or right or any benefit arising under or resulting from such contract or asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party or would give the counterparty the right to terminate or modify the terms or payment terms of such contract. If any transfer or assignment by Seller to, or any assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any contract or asset requires the consent or waiver of a third party, then such assignment or assumption shall be made subject to such consent or waiver being obtained.

(b) If any Consent/Waiver is not obtained prior to the Closing, Seller and Purchaser shall cooperate in any lawful and reasonable arrangement reasonably proposed by Purchaser under which Purchaser shall obtain the economic claims, rights and benefits under the contract, asset, claim or right with respect to which the Consent/Waiver has not been obtained in accordance with this Agreement (“Alternative Arrangements”). Such Alternative Arrangements may include, but shall not be limited to: (i) the subcontracting, sublicensing or subleasing to Purchaser of any and all rights of Seller under the contract for which the Consent/Waiver is required, and Seller providing Purchaser with all of the rights and benefits under such contract, and (ii) the enforcement by Seller (on behalf of Purchaser) of all rights that would have been enjoyed by Purchaser had such Consent/Waiver been obtained. Notwithstanding the form of Consent/Waiver requested by Seller and Purchaser from the counterparty to a contract that is not a Designated Contract, Seller shall not be obligated to provide Alternative Arrangements if the counterparty to such contract consents to the assignment of such contract to Purchaser and waives any right to terminate such contract arising of the assignment to Purchaser and Purchaser rejects such consent and waiver.

(c) Seller shall provide any Alternative Arrangement proposed by Purchaser with respect to each contract that is not a Designated Contract until the earlier of (i) one (1) year from the Closing Date, (ii) the date that such contract expires (after giving effect to any automatic renewals or extensions or contractual rights to renew or extend, not exceeding one year in length, arising and effective prior to June 30, 2011), (iii) the date such contract is terminated by Purchaser or by the counterparty to such contract pursuant to a contractual right to terminate contained in such contract on the date hereof and not related to or arising from a breach of such contract by Seller or the use of an Alternative Arrangement (a “Qualified Counterparty Termination”) and (iv) if a Recurring Breach has occurred with respect to the Alternative Arrangement. A “Recurring Breach” will have occurred with respect to an Alternative Arrangement if in a twelve month period there has occurred three or more (in the aggregate) of either of the following (i) Purchaser breaches any material non-payment obligation in this Section 2.04 with respect to such Alternative Arrangement and such breach is not cured within 3 Business Days after Purchaser has received written notice of such breach from Sellers or (ii) Purchaser breaches its obligation to pay when due an amount owing to Seller (other than amounts being disputed in good faith) pursuant to the related Alternative Arrangement and the terms of this Section 2.04 and such breach is not cured within 3 Business Days after Purchaser receives written notice of such breach from Seller. Seller shall provide any Alternative Arrangement proposed by Purchaser with respect to each Designated Contract until the earlier of (i) twenty four (24) months from the Closing Date, (ii) the date that such Designated Contract expires (after giving effect to any renewals or extensions of such Designated Contract), (iii) the date such Designated Contract is terminated by Purchaser or by the counterparty to such Designated Contract pursuant to a Qualified Counterparty Termination, and (iv) a Recurring Breach has occurred with respect to the Alternative Arrangement. If Seller believes that any Alternative Arrangement is unreasonable, Purchaser will consider in good faith other Alternative Arrangements suggested by Seller so long as such other Alternative Arrangements satisfy Seller’s obligations under this Section 2.04 and provide Purchaser with the rights and benefits of the underlying contract in accordance with the terms of such contract as in effect and enforced on the date hereof.

(d) The Purchase Price shall not be reduced or increased by reason of the non-assignability or subcontracting of any Contract. In connection with each Alternative Arrangement, Purchaser shall pay Seller in good funds any and all amounts required to be paid by Seller to the counterparty pursuant to the underlying contract at least one business day in advance of the date that Seller would be required to pay such amount to the counterparty in accordance with the terms of the underlying Contract as in effect and enforced on the date hereof. Except in cases where Purchaser receives notice of an amount due from the counterparty, Seller shall give Purchaser written notice of amounts required to be paid by Seller to the counterparty under a contract at least 10 days prior to the date such amount is required to be paid by Purchaser to Seller pursuant to this Section 2.04. If a Recurring Breach has occurred in connection with more than one Alternative Arrangement , then Seller shall have the right to terminate all Alternative Arrangements and shall have no further obligations with respect thereto. Seller shall use reasonable best efforts to enforce the terms of the Designated Contracts during the period that Seller is required to provide Alternative Arrangements for such Designated Contracts pursuant to clause (c) above, so that during such period Purchaser will have the benefit of the terms and benefits under such Designated Contracts as in effect on the date hereof (which efforts for purposes of this clause shall include, but not be limited to, filing and actively pursuing lawsuits against the counterparties to such Designated Contracts but shall not include the payment of any money to the counterparty in connection to the enforcement of the Alternative Arrangement whether to settle a suit or claim or otherwise). The actions taken by Seller pursuant to the prior sentence shall be taken at its own cost. Notwithstanding the foregoing terms of this clause (d), Purchaser shall not be required to pay Seller for any amounts payable as a result of an Alternative Arrangement resulting in a breach of the underlying contract unless such breach is due Purchaser’s breach of it obligation in this Section 2.04.

(e) If, in connection with obtaining any Consent/Waiver, any of the counterparties set forth on Schedule 2.04(e) require, whether before or after Closing, a change in the terms of their existing contract or relationship with Seller (the “Designated Contracts”) (other than payment terms, which are addressed in the following sentence) which change adversely impacts the economic arrangement of such Designated Contract or the Business, and Purchaser, in its reasonable discretion, determines not to accept such change, then Purchaser shall not be obligated to accept such changed terms and Seller shall provide an Alternative Arrangement proposed by Purchaser in accordance with this Section 2.04 with respect to such Designated Contract. If, in connection with obtaining a Consent/Waiver related to any Designated Contract or if at any time prior to or within 5 months after obtaining the Consent/Waiver related to a Designated Contract, the counterparty to such Designated Contracts requires that the payment terms that are in effect on the date hereof be changed or requires that additional security be provided in order to maintain the payment terms that are in effect on the date hereof, then Seller, in its sole discretion, shall either (x) continue an Alternative Arrangements proposed by Purchaser in accordance with this Section 2.04 without a change to such payment terms to Purchaser, or (y) provide a letter of credit, guaranty or such other financial instrument on Purchaser’s behalf as additional security in an amount and type required by such counterparty so that there is no change in such payment terms to Purchaser. In the case of the Conoco Phillips , the prior sentence shall apply if Conoco Phillips requires revised payment terms or additional security within five months of being notified of this transaction. If the Seller provides a letter of credit or other instrument pursuant to the prior sentence, then the Purchaser will pay the fees incurred by Seller in providing such financial instrument and will reimburse Seller for any amounts drawn on such financial instrument as a result of Purchaser’s failure to pay amounts due within three (3) Business days.

(f) Seller agrees to Indemnify Purchaser for any Loss incurred or suffered by Purchaser in connection with any Proceeding by a counterparty to a contract that is related to or arises from either (i) the failure to obtain a Consent/Waiver prior to Closing or (ii) claims that an Alternative Arrangement used in connection with such contract result in a breach of such contract, or is ineffective to transfer rights and benefits of the contract to Purchaser.

(g) If for any reason Seller is not able to provide Purchaser with the benefits under any Designated Contract after the Closing and Purchaser purchases or leases the product or service previously provided under such Designated Contract pursuant to a new contract or arrangement and if such new contract or arrangement includes payment terms that are less favorable to Purchaser than the payment terms under the Designated Contract, then Seller shall either x) provide a letter of credit, guaranty or such other financial instrument on Purchaser’s behalf as additional security in an amount and type required by such counterparty so that Purchaser is able to obtain the same payment terms under such contract or arrangement as were available under the Designated Contract, or (y) indemnify Purchaser for any Losses related to or arising from such change in payment terms.

(h) Unless the Seller and Purchaser agree otherwise, Seller agrees to (i) comply with and not amend or terminate or waive any right, or take any other action not in the ordinary course under, such contracts, or engage in discussions with the counterparty to such contracts related to any of the foregoing, without the prior written consent of Purchaser, which consent may be given or withheld in Purchaser’s sole discretion and (ii) order product, and take all other actions under such contracts only pursuant to Purchaser’s directions (including, if requested by Purchaser, extending or renewing such contracts during the period the Seller is required to provide Alternative Arrangements with respect to such contract), provided that (i) if a Recurring Breach has occurred in connection with more than one Alternative Arrangement then this section will not apply, and (ii) if Purchaser is in breach of any of its other obligations under this Section 2.04 that prevents Seller from providing an Alternative Arrangement, then Seller shall be excused from providing such Alternative Arrangement until such breach is cured. Notwithstanding the forgoing, Seller shall, at any time upon Purchaser’s written request, assign its rights under any such contract to the Purchaser for no additional consideration. So long as any Alternative Arrangement is in place each of Seller and Purchaser shall promptly forward to the other any notices or other material communications received from the counterparty under the related underlying contract. Notwithstanding anything to the contrary in this section 2.04 if (i) Purchaser breaches any non-payment obligation, whether material or otherwise, in this Section 2.04 with respect to any Alternative Arrangement that prevents Seller from providing an Alternative Arrangement and such breach is not cured within 3 Business Days after Purchaser has received written notice of such breach from Seller, or (ii) Purchaser breaches its obligation to pay when due an amount owing to Seller (other than amounts being disputed in good faith) pursuant to any Alternative Arrangement and such breach is not cured within 3 Business Days after Purchaser receives written notice of such breach from Seller, then in either case Seller shall have the right to immediately suspend such Alternative Arrangement until Purchaser has cured all such breaches with respect to such Alternative Arrangement.

(i) So long as any Alternative Arrangement is in effect, Purchaser shall not (a) declare or pay any dividend or distribution on account of any capital stock or other equity interests of Purchaser, other than dividends or distributions payable solely in the capital stock or other securities of Purchaser, (b) make (or permit any Subsidiary to make) any other payments to any Affiliate of Purchaser, including, without limitation, any payment for management fees, consulting services or similar payments, provided, however, that the following shall be permitted: (i) the payment of an annual management fee to HIG not to exceed the greater of (A) $750,000, and (B) 1.5% of the Purchaser’s EBITDA, annually, (ii) payments to HIG to reimburse HIG for its reasonable out-of-pocket expenses incurred in connection with its activities related to Purchaser, including without limitation fees paid to third party professional service providers such as attorneys and accountants, (iii) other payments pursuant to transactions on terms no less favorable to the Purchaser than would be usual and customary in similar transactions with non-affiliated persons, (iv) distributions for the purchase, redemption or acquisition of up to 5% in the aggregate during the term hereof of equity interests from any of the Purchaser’s or its Subsidiaries present or former directors, officers or employees (other than directors, officers and employees who are also directors, officers or employees of HIG), and (v) any payment to a holder of senior debt associated with the purchase, redemption or acquisition of warrants or other similar equity interests from such holder of senior debt.

(j) If, pursuant to an Alternative Arrangement, Seller accepts an order from a customer in accordance with Purchaser’s instruction and Purchaser fails to provide such product in accordance with the terms of the underlying contract, then Purchaser, at or prior to the time such payment is payable to such customer, shall reimburse Seller for any amounts payable to such customer or out of pocket expenses directly related thereto.

(k) Purchaser agrees to indemnify Seller for any Losses incurred by Seller related to or arising from actions taken by Seller under the Alternative Arrangements in accordance with Purchaser’s written directions provided that Purchaser shall have no indemnification obligation for any Losses arising from or to (i) the failure to obtain the Consent/Waiver of any contract prior to Closing, (ii) matters which, pursuant to the other terms of this Section 2.04, are Seller’s obligation or liability, (iii) any claim or Proceeding by a counterparty alleging that the Alternative Arrangement breaches or violates the underlying contract, or (iv) actions taken by Seller that were inconsistent with Purchaser’s written directions or that breach any of Seller’s obligations under this Agreement.

(l) If Purchaser breaches its obligation to pay when due an amount owing to Seller (other than amounts being disputed in good faith) pursuant to an Alternative Arrangement and the terms of this Section 2.04 that is not cured within 5 Business Days after Purchaser receives written notice of such breach from Seller, then Seller shall have the right to offset an amount equal to such uncured payment default against amounts owed to Purchaser for melamine and acrylonitrile purchases.

(m) Purchaser agrees that to the extent that the ability of Seller to satisfy any of its obligations under any Alternative Arrangement is dependent on the use of Acquired Assets or actions of Acquired Employees, Purchaser shall make such Acquired Assets and Acquired Employees available to Purchaser at no cost so long as the use of such Acquired Assets or Acquired Employees does not unreasonably interfere with Purchaser’s operation of the Business.

(n) Seller shall not be obligated to take any action under any Alternative Arrangement at the direction of the Purchaser that it reasonable believes is in violation of the contract subject to such Alternative Arrangements unless it has received an indemnity from Purchaser in connection therewith provided that this clause (n) shall not apply to (and Purchaser shall not be required to provide any additional indemnity related to) entering into any of the Alternative Arrangements or engaging in normal activities under the contract consistent with Seller’s past practices pursuant to an Alternative Arrangement.

SECTION 2.05. Purchase Price Adjustment.

(a) Working Capital Adjustment. The cash portion of the Purchase Price shall be increased on a dollar-for-dollar basis to the extent that Closing Net Working Capital (as defined and determined as specified below) is greater than $4.2 million (“Target Net Working Capital”) and decreased on a dollar-for-dollar basis to the extent that Closing Net Working Capital is less than Target Net Working Capital. As used herein, “Closing Net Working Capital” shall mean the amount by which (i) the Acquired Assets that are current assets on the Closing Date (excluding cash, cash equivalents, VAT receivables, deferred charges, Inventory and any amounts owed by Seller or any of its Affiliates to the Business) (determined in accordance with the Accounting Principles) exceed (ii) the Assumed Liabilities that are current liabilities on the Closing Date (excluding accrued real estate taxes paid by Seller at the Closing and $1,677,000 of accrued vacation for Fortier bargaining employees (with any excess accrued vacation Liability being included as a current liability) and any amounts owed to Seller or any of its Affiliates from the Business) (determined in accordance with the Accounting Principles).

(b) Inventory Adjustment. The cash portion of the Purchase Price shall also be increased by the amount of any Aggregate Inventory Surplus (as defined and determined below) or decreased by the amount of any Aggregate Inventory Deficiency (as defined and determined below). For each category of Inventory identified on Schedule 2.05 (each, an “Inventory Category”), the following amounts shall be calculated:

(i) if (x) the number of pounds or tons, as applicable, of inventory of such Inventory Category at Closing less (y) applicable reserves (expressed in pounds or tons, as applicable) established in accordance with the Accounting Principles (for each Inventory Category, its “Closing Inventory Amount”) is greater than the “Target Closing Inventory Amount” identified for such Inventory Category on Schedule 2.05 (its “Target Closing Inventory Amount”), the cash portion of the Purchase Price shall be increased by an amount (such amount, if any, the “Inventory Surplus Value”) equal to (i) the difference between the Closing Inventory Amount for such Inventory Category and the Target Closing Inventory Amount for such Inventory Category multiplied by (ii) the average Applicable Cost for such Inventory Category during the one hundred twenty (120) day period prior to the Closing (for each Inventory Category, its “Pre-Closing Applicable Cost”);

(ii) if the Closing Inventory Amount for such Inventory Category is less than the Target Closing Inventory Amount for such Inventory Category, the cash portion of the Purchase Price shall be decreased by an amount (such amount, if any, the “Inventory Deficiency Value”) equal to (i) the difference between the Closing Inventory Amount for such Inventory Category and the Target Closing Inventory Amount for such Inventory Category multiplied by (ii) the Pre-Closing Applicable Cost for such Inventory Category;

(iii) if the sum of all of the Inventory Surplus Values is greater than the sum of all of the Inventory Deficiency Values, then such excess shall be the “Aggregate Inventory Surplus”); and

(iv) if the sum of all of the Inventory Deficiency Values is greater than the sum of all of the Inventory Surplus Values, then such excess shall be the “Aggregate Inventory Deficiency”).

As used herein, the “Applicable Cost” of each Inventory Category shall mean cost of such item (on a per pound or ton, as applicable, basis) that would be reflected on a balance sheet prepared in accordance with the Accounting Principles.

(b-1) Miscellaneous Inventory Adjustment. The cash portion of the Purchase Price shall also be (i) increased by the amount by which (A) the net book value of Inventory (excluding (1) any Inventory reflected as deferred charges (such as maintenance and spare parts) in the Financial Statements and (2) Inventory included in the following Inventory Categories: Melamine, Acrylonitrile, Sulfuric Acid, Propylene, Ammonia and Sulfur) at Closing calculated in accordance with the Accounting Principles (“Miscellaneous Inventory Value”) exceeds (B) Two Million Dollars ($2,000,000); and (ii) decreased by the amount by which (A) the Miscellaneous Inventory Value is less than (B) Two Million Dollars ($2,000,000).

(c) Pre Closing Estimates. Not later than five Business Days prior to the expected Closing Date, Seller shall deliver to Purchaser (i) a certificate setting forth the Seller’s good faith estimate of the Closing Net Working Capital and the components thereof, the Closing Inventory Amount for each Inventory Category, the Pre-Closing Applicable Cost of each Inventory Category, the Inventory Deficit Value or Inventory Surplus Value for each Inventory Category, the Aggregate Inventory Surplus, if any, or the Aggregate Inventory Deficiency, if any, and based on such estimates, Seller’s calculation of the Closing Payment (the “Estimated Closing Payment”), in each case based upon a reasonably detailed and good faith estimate of Closing Net Working Capital and such other financial information relating to the Business as may be reasonably available prior thereto and (ii) the work papers used by Seller to calculate such amounts. As used herein, the “Closing Payment” shall mean the (v) Cash Amount plus (w) the amount, if any, by which Closing Net Working Capital exceeds Target Net Working Capital, minus (x) the amount, if any, by which Target Net Working Capital exceeds Closing Net Working Capital, plus (y) the Aggregate Inventory Surplus, if any, minus (z) the Aggregate Inventory Deficiency, if any.

(d) Estimated Closing Payment. On the Closing Date Purchaser shall pay to Seller the Estimated Closing Payment; provided, if the Estimated Closing Payment exceeds the Cash Amount by more than $5,000,000, then (i) at the Closing the Purchaser shall pay Seller the Cash Amount plus $5,000,000 and (ii) Purchaser shall pay the excess to Seller on July 1, 2011 (the “Deferred Payment”). Purchaser shall make the Deferred Payment by wire transfer in immediately available funds, together with interest thereon at the Applicable Rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(e) Post Closing Statement. Within 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Statement”) setting forth Purchaser’s calculation of Closing Net Working Capital and the components thereof, the Closing Inventory Amount for each Inventory Category, the Pre-Closing Applicable Cost of each Inventory Category, the Inventory Deficit Value or Inventory Surplus Value for each Inventory Category, the Aggregate Inventory Surplus (if any) or the Aggregate Inventory Deficiency (if any), and based on such amounts, Purchaser’s calculation of the Closing Payment. Seller shall assist Purchaser in the preparation of the Statement and each Party shall provide the other Party access at all reasonable times to the personnel, properties, books and records of the Business (to the extent within the control of such Party) for such purpose. At Purchaser’s option, a physical inventory shall be conducted by Seller consistent with past practice and in accordance with the Accounting Principles on or before the Closing Date for the purpose of determining the Closing Inventory Amount of each Inventory Category, and each of Seller and Purchaser and their respective independent auditors shall have the right to observe the taking of such physical inventory. Purchaser shall reimburse Seller for fifty percent (50%) of the fees payable by Sellers to their independent accountants in connection with completing such physical inventory.

(f) Notice of Disagreement; Resolution. The Statement provided by Purchaser pursuant to Section 2.05(e) shall become final and binding upon the parties on the earlier of (i) the date on which Seller advises Purchaser that it agrees with the Statement or (ii) the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and Seller’s proposed calculation of Closing Net Working Capital and the components thereof, the Closing Inventory Amount for each Inventory Category, the Pre-Closing Applicable Cost of each Inventory Category, the Inventory Deficit Value or Inventory Surplus Value for each Inventory Category, the Aggregate Inventory Surplus (if any) and Aggregate Inventory Deficiency (if any), and based on such amounts, Seller’s calculation of the Closing Payment. If a Notice of Disagreement is received by Purchaser within such 30-day period, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Purchaser on the earlier of (i) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below). During the 30-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. If such disputed matters have not been resolved prior to the end of such 30-day period, Seller and Purchaser shall submit to a mutually agreed upon regional or national public accounting firm (the “Accounting Firm”) for determination any and all matters that remain in dispute and were properly included in the Notice of Disagreement; provided, that such determination by the Accounting Firm shall (A) be based on the Accounting Principles and (B) be no more favorable to Purchaser than as proposed in its Statement or no more favorable to Seller than as proposed in its Notice of Disagreement. The fees and expenses of the Accounting Firm shall be shared equally by Purchaser and Seller. The final Closing Payment as determined pursuant to this Section 2.05, shall be referred to as the “Final Closing Payment.”

(g) Post Closing Payment. If (i) the Final Closing Payment exceeds the Estimated Closing Payment, Purchaser shall, and (ii) if the Estimated Closing Payment exceeds the Final Closing Payment, Seller shall, within five Business Days after the Statement becomes final and binding on the parties, make payment by wire transfer in immediately available funds of the amount of such difference, together with interest thereon at the Applicable Rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(h) Target Net Working Capital. For purposes of calculating the Final Closing Payment, if, for the period from January 1, 2011, through February 28, 2011, the amount of CAPEX exceeds $8.3 million, then the Target Net Working Capital shall be decreased by such excess amount (the “CAPEX Adjustment”). For purposes of calculating the CAPEX Adjustment, (except as set forth below, the amount of CAPEX shall include all capital expenditures with respect to the turnaround of the sulfuric acid unit and all other capital expenditures incurred by the Seller, including, but not limited to turnaround maintenance and turnaround capital. For the avoidance of doubt, the amount of CAPEX shall not include (i) any amounts related to the melamine or acrylonitrile turnarounds nor (ii) the monthly turnaround amortization expense. The CAPEX Adjustment shall not exceed $2.2 million. The Seller agrees to complete all turnaround and related activities, including the production and sale of inventory, in accordance with its existing turnaround plan and its past practices.

(i) Post Closing Changes. Following the Closing, any action taken by Purchaser with respect to the accounting books and records of the Business on which the Statement is to be based that are not consistent with the Accounting Principles shall not be taken into account when determining Closing Net Working Capital or the Closing Inventory Amount. Without limiting the generality of the foregoing, any change made in any reserve or other account existing as of the date of the Statement that is not consistent with the Accounting Principles shall not be taken into account when determining Closing Net Working Capital or the Closing Inventory Amount.

ARTICLE III

The Closing

SECTION 3.01. Closing Date. The closing of the Acquisition (the “Closing”) shall take place at Seller’s headquarters in New Jersey or telephonically at 10:00 a.m. on the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or

7.03 has not been satisfied (or, to the extent permitted, waived by the party entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof, provided, however, that if all such closing conditions are satisfied prior to February 28, 2011, Purchaser may, in its sole discretion, delay the closing until February 28, 2011, or at such other place, time and date as shall be agreed between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. If the Closing occurs, then all transactions completed at the Closing will be given effect as of the close of business on the Closing Date.

SECTION 3.02. Transactions To Be Effected at the Closing. At the Closing:

(a)	Seller shall deliver to Purchaser the following:

(i)	an executed counterpart of the Trademark License Agreement, in substantially the form of Exhibit B attached hereto (the “Trademark License Agreement”);

(ii)	one or more acts of sale in substantially the form of Exhibit C attached hereto (the “Acts of Sale”) conveying to Purchaser all of right, title and interest in and to the Fortier Facility;

(iii)	one or more executed bills of sale in substantially the form of Exhibit D attached hereto (the “Bills of Sale”) executed by Seller and each Seller Transferor conveying to Purchaser all right, title and interest in and to the Acquired Assets owned by such party;

(iv)	one or more executed counterparts of assignment and assumption agreements in substantially the form of Exhibit E attached hereto (the “Assignment and Assumption Agreements”);

(v)	an executed counterpart of the Supply Agreement - Melamine in substantially the form of Exhibit F attached hereto (the “Supply Agreement - Melamine”);

(vi)	an executed counterpart of the Supply Agreement - Acrylonitrile in substantially the form of Exhibit G attached hereto (the “Supply Agreement - Acrylonitrile”);

(vii)	a certificate, dated the Closing Date, executed by an officer of Seller, certifying, on behalf of Seller and not in his or her individual capacity, as to the satisfaction by Seller of the conditions set forth in Section 7.02(a), (b) and (f);

(viii)	a certificate, dated the Closing Date, executed by the Secretary or an Assistant Secretary of Seller, certifying, on behalf of Seller and not in his or her individual capacity, as to (A) the certificate of incorporation and bylaws of Seller, (B) the resolutions adopted by Seller’s Board of Directors relating to the Acquisition and (C) the incumbency and signatures of the signatories to this Agreement and the other Transaction Documents to which Seller is a party;

(ix)	an executed counterpart of the Transition Services Agreement substantially in the form of Exhibit H attached hereto (the “Transition Services Agreement”);

(x)	an executed counterparts of the Distribution Agreement, substantially in the form of Exhibit I attached hereto (the “Distribution Agreement”);

(xi)	payoff and release letters from the holders of the Indebtedness set forth on Schedule 3.02(a)(xi) that (i) reflect the amounts required in order to pay in full such Indebtedness and (ii) provide that, upon payment in full of the amounts indicated, all Liens with respect to the Acquired Assets shall be terminated and of no further force and effect, together with UCC-3 termination statements with respect to the financing statements filed against the Acquired Assets by the holders of such Liens, in each case in form and substance reasonably satisfactory to Purchaser; and

(xii)	a certificate in form and substance reasonably satisfactory to Purchaser, duly executed and acknowledged, certifying all facts necessary to exempt the transactions contemplated hereby from withholding pursuant to the provisions of the Foreign Investment in Real Property Tax Act.

(b)	Purchaser shall deliver to Seller the following:

(i)	the Estimated Closing Payment by wire transfer of immediately available funds to an account specified by Seller;

(ii)	the Note;

(iii)	an executed counterpart of the Trademark License Agreement;

(iv)	an executed counterpart of the Act of Sale;

(v)	executed counterparts of the Assignment and Assumption Agreements;

(vi)	an executed counterpart of the Supply Agreement - Melamine;

(vii)	an executed counterpart of the Supply Agreement - Acrylonitrile;

(viii)	a copy of a valid resale certificate issued by the State of Louisiana to Purchaser for the purposes of claiming an exemption of sales tax otherwise imposed upon the sale of inventory located at the Fortier Facility upon Closing;

(ix)	a certificate, dated the Closing Date, executed by an officer of Purchaser, certifying, on behalf of Purchaser and not in his or her individual capacity, as to the satisfaction by Purchaser of the conditions set forth in Section 7.03(a) and (b);

(x)	a certificate, dated the Closing Date, executed by the Secretary or an Assistant Secretary of Purchaser, certifying, on behalf of Purchaser and not in his or her individual capacity, as to (A) the certificate of incorporation and bylaws of Purchaser, (B) the resolutions adopted by Purchaser’s Board of Directors relating to the Acquisition and (C) the incumbency and signatures of the signatories to this Agreement and the other Transaction Documents to which Purchaser is a party;

(xi)	an executed counterpart of the Transition Services Agreement; and

(xii)	executed counterparts of the Distribution Agreement.

SECTION 3.03. Risk of Loss. Until the Closing, any loss of or damage to the Acquired Assets from fire, casualty or any other occurrence not covered by insurance payable to Purchaser shall be the sole responsibility of Seller.

ARTICLE IV

Representations and Warranties of Seller

Seller hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date hereof and as of the Closing Date, except where representations and warranties are made explicitly with respect to a specific date (in which case such representations or warranty shall be true and complete as of such date). The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article IV, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article IV only to the extent it is reasonably apparent from a reading of the disclosure (without knowledge of any facts not set forth on the face of such disclosure) that such disclosure is applicable to such other sections and subsections. For the avoidance of doubt, the representations and warranties in this Article IV with respect to “Seller”

shall be deemed to be made with respect to each of Seller and the Seller Transferors for purposes of this Article IV, Section 7.02 and 9.01, unless the context clearly provides otherwise.

SECTION 4.01. Organization. Standing and Power. Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has the requisite corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct the Business and its other businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect. Seller is duly qualified to do business as a foreign corporation in each jurisdiction where the character of the Acquired Assets held by it or the nature of the Business make such qualification necessary for it to conduct the Business as currently conducted by it, except where the failure to so qualify has not, and would not reasonably be expected to result in, had a Seller Material Adverse Effect.

SECTION 4.02. Authority: Execution and Delivery: Enforceability. Seller has full power and authority to execute this Agreement and the Transaction Documents to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Transaction Documents to which it is, or is specified to be, a party and the consummation by Seller of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Seller has duly executed and delivered this Agreement and prior to the Closing Seller will have duly executed and delivered each Transaction Document to which it is a party, and this Agreement constitutes, and each Transaction Document to which Seller is a party will as of the Closing constitute, the legal, valid and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors’ rights generally and except that the enforceability of Seller’s obligations may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 4.03. No Conflicts: Consents. The execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller of each Transaction Document to which it is a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Seller with the terms hereof and thereof will not, result in a breach, violation or default under, or give rise to a right of termination, cancellation or acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or payment under or result in the creation of any Lien upon any of the Acquired Assets under, any provision of (i) the certificate of incorporation or bylaws of Seller, (ii) any material Assigned Contract or (iii) any Judgment or Applicable Law. No material Consent from any Person, including under any Assigned Contracts, is required to be obtained or made by Seller or any Seller Transferor in connection with the execution, delivery and performance of this Agreement or any Transaction Document to which it is a party or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than consents required under Assigned Contracts and Assigned Permits that are listed on Schedule 4.03 or Schedule 2.04(e).

SECTION 4.04. Financial Statements.

(a) Attached as part of Schedule 4.04(a) are pro forma unaudited statements of assets and liabilities of the Business to be sold as of December 31, 2010, 2009 and 2008, and the related unaudited statements of income for the Business to be sold for the fiscal years ending December 31, 2010, and 2009 (the “Financial Statements”). The Financial Statements fairly present in all material respects the financial condition, results of operations, assets, liabilities, revenues and expenses of the Business to be sold as of the dates and for the periods indicated. The information used in the preparation of the Financial Statements (the “Underlying Information”) was derived from Seller’s general ledger and has been recorded in accordance with accounting principles generally accepted in the United States (U.S. GAAP), consistently applied. The Financial Statement balances for assets, liabilities, revenues and expenses are in accordance with U.S. GAAP and are included in the Seller’s consolidated financial statements. U.S. GAAP is the basis for the preparation of Seller’s consolidated financial statements and related footnotes which are presented in Seller’s annual report on SEC Form 10-K for the 2008 and 2009 periods. The Financial Statements reflect (i) all Acquired Assets and no assets other than the Acquired Assets and (ii) no Liabilities other than the Assumed Liabilities; provided that the amount of such assets and liabilities are subject to change in the ordinary course of business consistent with past practice between the date of such Financial Statements and the Closing Date. Schedule 4.04(a) also contains a reasonably detailed description of all adjustments that were made to the Seller’s internal business financial statements when preparing the Financial Statements. Such descriptions shall include the amount of each such adjustment for each of the 2010, 2009 and 2008 fiscal years. All such adjustments were deemed reasonable by Seller in preparing the Financial Statements for the business to be sold. The Financial Statements and the information used by Seller to calculate the Target Net Working Capital both includes all BV Inventory as of such dates.

(b) The Business does not have any Liabilities (whether accrued, absolute, contingent, unasserted or otherwise) of a nature required by the Accounting Principles to be reflected on a consolidated balance sheet of the Business or in the notes thereto, except (i) as disclosed, reflected or reserved against in the Financial Statements and the notes thereto, (ii) for items set forth in Schedule 4.04(b) and (iii) for Liabilities incurred in the ordinary course of the Business consistent with past practice since the date of the Financial Statements.

(c) Since January 1, 2010, the Business has been conducted in the ordinary course of the Business, and there has not been any events, changes, developments, circumstances or occurrences that has resulted in, or could reasonably be expected to result in a Seller Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 4.04(c), since January 1, 2010, the Seller has not with respect to the Business:

(i) sold, leased to, transferred or assigned any assets or property (tangible or intangible) with a value in excess of $250,000 in the aggregate other than sales of inventory in the ordinary course of the Business;

(ii) experienced any damage, destruction or loss (whether or not covered by insurance) to its assets or property (tangible or intangible) in excess of $250,000 in the aggregate other than damage, destruction or loss repaired or replaced in the ordinary course of the Business (including, without limitation, routine maintenance and scheduled plant/unit turnarounds);

(iii) accelerated, terminated, or canceled or given notice that they will do any of the foregoing with respect to any Contract listed on Schedule 4.08 or any former Contract (other than a former Contract replaced by a Contact on Schedule 4.08) that if in effect on the date hereof would be required to be listed on Schedule 4.08;

(iv) granted any increase in excess of five percent (5%) in salary or target bonus amount, made any change to bonus methodology, or otherwise increased the compensation or benefits payable or provided to any Business Employee whose base salary is in excess of $100,000;

(v) instituted any material change in the conduct of its business or any material change in its accounting practices or methods, cash management practices or method of purchase, sale, lease, management, marketing, or operation;

(vi) taken or omitted to take any action which has had or could be reasonably anticipated to have a Seller Material Adverse Effect;

(vii) engaged in any material promotional, sales or discount or other activity outside of the ordinary course of the Business that has or could reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing, including any changes in sales activity between the Business and Seller or its Affiliates;

(viii) made any commitment in excess of $500,000 for any capital expenditures to be paid after the Closing or failed to incur more than $500,000 of capital expenditures (in the aggregate) that were provided for its capital expense budget;

(ix) cancelled or waived any material claims or material rights of substantial value to the Business, other than in the ordinary course of the Business;

(x) accelerated sales or transfers of product by the Business to Seller or any of its Affiliates; or

(xi) agreed or committed to any of the foregoing.

SECTION 4.05. Assets Other than Real Property Interests.

(a) Except as set forth on Schedule 4.05(a), Seller has good and valid title to all the Acquired Assets, in each case free and clear of all Liens, except (i) Assumed Liabilities, and (ii) Permitted Liens. The Cyanamid Retained Rights do not affect, in any respect, the operation of the Business, or the ownership or use of the Acquired Assets, in each case as currently conducted.

(b) Except as described on Schedule 4.05(b)(i), the Acquired Assets constitute all the assets, properties, Permits, Contracts, claims and rights (including rights to Intellectual Property) used in, or necessary to operate, the Business, consistent with past practice. Except as described on Schedule 4.05(b)(ii), the Acquired Assets are in good operating condition and repair (normal wear and tear excepted and excluding repairs or replacements contemplated by the capital expenditures budget previously delivered to Purchaser that are due to be made in scheduled plant/unit turnarounds in 2011), are not obsolete, are suitable for the purposes for which they are presently being used, and are adequate for the purposes for which they are presently being used.

(c) Clause (a) of this Section 4.05 does not relate to real property or interests in real property, such items being the subject of Section 4.06.

SECTION 4.06. Real Property.

(a) Seller has good and insurable fee title to the Owned Real Property (as hereinafter defined) and good and valid title to the leasehold estates in all Leased Property (as hereinafter defined) (the Owned Real Property and the Leased Property being sometimes referred to herein, individually, as a “Business Property”), in each case free and clear of all Liens, except (a) Permitted Liens and (B) those Liens set forth on Schedule 4.06(a).

(b) Schedule 4.06(b-1) sets forth a legal description of the real estate comprising the Fortier Facility (“Owned Real Property”). Schedule 4.06(b-2) sets forth a complete list of all real property and interests in real property leased by Seller and used, held for use or intended to be used primarily in the operation or conduct of the Business (individually, a “Leased Property”). Except as set forth on Schedule 4.06(b-3), Seller has not leased or otherwise granted to any Person the right to use or occupy the Business Property or any portion thereof; and there are no outstanding options, rights of first offer or rights of first refusal to purchase, or any other preemptive right applicable to, any of the Business Property or any portion thereof or interest therein. The Owned Real Property and the Leased Real Property constitute all of the real property interests used in, or necessary to operate, the Business.

(c) With respect to the Fortier Facility: (i) to the knowledge of Seller, there are no pending, or threatened condemnation proceedings, suits or administrative actions relating to any such parcel or other matters affecting adversely the current use, occupancy or value thereof; (ii) the ownership and operation of the Fortier Facility in the manner in which it is now owned and operated comply with all Applicable Laws and Permits; (iii) Seller has not received any notice of any special Tax, levy or assessment for benefits or betterments that affect any parcel of Business Property and, to the knowledge of Seller, no such special Taxes, levies or assessments are pending or contemplated; and (iv) except as set forth in Schedule 4.06(b-3), there are no Contracts granting to any third party or parties the right of use or occupancy of any such parcel, and there are no third parties (other than Seller) in possession of any such parcel.

(d) With respect to the Fortier Facility, (i) the Fortier Facility abuts on and has actual vehicular access to one or more open, publicly dedicated right(s)-of-way; (ii) the Fortier Facility has direct access to the Mississippi River, Seller owns all piers and other improvements from its riparian lands extending into the Mississippi River, and, subject to the permit from the Army Corp of Engineers dated July, 11, 1952 issued to Seller, Seller has the right to connect said improvements to the Mississippi River bottom and use such improvements in connection with its Business, which rights run with the title to the Fortier Facility; (iii) the Fortier Facility has direct access to common carrier railroad service; (iv) the Fortier Facility has direct access to pipeline for delivery of materials used in the Business; and (v) the Fortier Facility has land area of approximately 800 acres and, except as shown on the survey of Acadia Land Surveying, LLC dated the date hereof, none of the land within the Fortier Facility perimeter fence around the production area has been designated or defined as wetland, woodland, flood plain, wildlife sanctuary, critical or other habit for any threatened or endangered species of plant or animal (or if any portion has been so designed or defined, Seller has obtained all Permits, approvals or other authority necessary to use and develop such portions of the Fortier Facility in connection with the Business). There is no pending or, to the knowledge of Seller, threatened termination of any of the rights set forth in this Section 4.06(d).

(e) There has been no actual production (as that term is used in the Louisiana Mineral Code) of any minerals from any part of the Fortier Facility through any means (including as part of conventional or compulsory unit or units or pool or pools) for an uninterrupted period of at least ten years prior to the date of this Agreement.

SECTION 4.07. Intellectual Property.

(a) With respect to all Assigned Intellectual Property that is registered or subject to an application for issuance or registration, Schedule 4.07(a) sets forth a list of all jurisdictions in which such Assigned Intellectual Property is issued, registered or applied for and all registration and application numbers, if applicable. Except as set forth in Schedule 4.07(a), (i) Seller or a Seller Transferor is the owner of all the Assigned Intellectual Property and the Licensed Mark and the consummation of the Acquisition and the other transactions contemplated hereby does not and will not conflict with, alter or impair any such rights, (ii) all of the Assigned Intellectual Property is valid, subsisting and enforceable, and Seller or Seller Transferor, as applicable, has timely made all payments and ownership recordations with appropriate Governmental Entities to maintain the Assigned Intellectual Property, and (iii) during the past two years Seller or Seller Transferor, as applicable, has not received any written or, to their knowledge, verbal communication from any Person asserting any ownership interest in any Assigned Intellectual Property in the jurisdictions where such Assigned Intellectual Property is registered, otherwise challenging or seeking to invalidate any of the Assigned Intellectual Property or alleging that the operation of the Business infringes or otherwise violates any other person’s intellectual property rights. The Business and Seller’s operation thereof have not interfered with, infringed upon, misappropriated, or violated any intellectual property rights of third parties in any respect. Certain Business Know How, which was created prior to December 17, 1993, is subject to the Cyanamid Retained Rights.

(b) Except as set forth in Schedule 4.07(b), there is no infringement or misappropriation of third party patent, trademark, trade secrets, copyrights or other intellectual property, which arises from the use of the Assigned Intellectual Property, the use of the Licensed Mark, or the operation of the Business. To the knowledge of Seller, no third party is infringing or misappropriating any of the Assigned Intellectual Property.

SECTION 4.08. Contracts.

(a) Schedule 4.08(a) sets forth a true and complete list of all Contracts that (i) are material to the conduct of the Business as presently conducted, (ii) involve the lease of personal property to or from any Person providing for lease payments in excess of $5,000 per annum; (iii) impose obligations of confidentiality or non-competition or which otherwise restricts or prohibits the conduct of the Business; (iv) are with a customer of the Business with estimated revenues in excess of $1,000,000 in 2010; (v) are with a supplier of the Business with purchases in excess of $1,000,000 in 2010; (vi) constitutes a license to use any intellectual property, (vii) is with any Business Employee (other than the Company’s standard employment agreement in the form attached as part of Schedule 4.08(a)), (viii) with any union or other labor organization, (ix) provide for the retention or assumption by Seller of, or indemnification made by Seller for, any Liability which could reasonably be expect to form the basis of an Environmental Claim, or (x) are take-or-pay Contracts, require the Business to purchase or sell products or services exclusively, or purchase or sell a minimum quantity of products or services, to or from any Person. Seller has Made Available complete copies of all documents referred to on Schedule 4.08(a) (other than purchase orders issued in the ordinary course of business).

(b) Except as set forth in Schedule 4.08(b), all Contracts listed in Schedule 4.08(a) are valid, binding and in full force and effect and are enforceable by Seller in accordance with its terms. Except as set forth in Schedule 4.08(b), Seller has performed all material obligations required to be performed by it under the Assigned Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and, to the knowledge of Seller, no other party to any Assigned Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. Neither Seller has received any written notice of termination or cancellation of any Contract listed on Schedule 4.08(a).

SECTION 4.09. Permits. Schedule 2.02(a)(vii) sets forth a correct and complete list of all Permits held by the Seller and used in connection with the operation of the Business, the Acquired Assets or the Business Properties. Except as set forth in Schedule 4.09, Seller holds all Permits necessary to own and operate the Business, the Acquired Assets and the Business Properties. Except as set forth in Schedule 4.09, Seller has complied in all material respects with all terms and conditions of the Assigned Permits. No Proceeding is pending or threatened to revoke or limit any Assigned Permit.

SECTION 4.10. Insurance. The material insurance policies maintained by Seller with respect to the Business are listed in Schedule 4.10.

SECTION 4.11. Environmental Disclosures.

(a) Seller has Made Available to Purchaser all of the relevant documents in Seller’s possession or control describing or otherwise relating to the Environmental Condition of the Business Property, the compliance by the Business or the Business Property with Environmental Laws or Health and Safety Laws or any Environmental Claim and relating to the operation of the Business (including offsite waste disposal) (“Environmental Reports”).

(b) Except as disclosed in Schedule 4.11(b), there are no Environmental Claims or Environmental Conditions, in each case relating to the operation of the Business, which have had or could reasonably be expected to have a material adverse effect on the Business.

(c) The ownership, use and operation by the Seller of all Business Property is, and for the past three (3) years has been, in compliance with all Environmental Laws and Health and Safety Laws. The Seller does not handle, treat, store, manufacture, import, export, transport, generate, Release, produce or dispose of any Hazardous Material, except in compliance with Environmental Laws and Health and Safety Laws.

(d) Seller has not received any notice alleging an Environmental Claim or Environmental Condition related to the Business or the Business Property that has not been Made Available to Purchaser. Schedule 4.11(d) sets forth each pending, or, to the knowledge of the Seller, threatened claim, demand, or Proceeding with respect to the Business or the Business Property relating to actual or alleged Hazardous Material exposure.

(e) There has not been, and is not occurring, at any Owned Real Property any Releases or threatened Release of any Hazardous Material except for Releases occurring in compliance with Environmental Laws. To Seller’s knowledge, there has not been, and is not occurring, at any Leased Real Property any Releases or threatened Release of any Hazardous Material except for Releases occurring in compliance with Environmental Laws.

(f) Seller has never sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported, or accepted for transport any Hazardous Material to a facility, site or location, which, pursuant to Comprehensive Environmental Response, Compensation and Liability Act or any similar state or local Law, (i) has been placed, or is proposed to be placed, on the National Priorities List or its state equivalent or (ii) is subject to a claim, administrative order or other request to effect removal or take remedial action.

(g) Schedule 4.11(g) lists all Permits required to own or operate the Business Property and the Business under Environmental Laws. Seller has and maintains all Permits required under Environmental Laws and is in compliance with all terms and conditions thereof. All Permits issued under Environmental Laws are in full force and effect.

(h) Except for the applicable matters described on Schedule 2.03(b)(vii), Seller has not received any notice alleging an Environmental Claim with respect thereto. Except for the applicable matters described on Schedule 2.03(b)(vii), Seller has not been advised by any

Governmental Entity of any material change in the status or terms and conditions of any Permits issued pursuant to any Environmental Law.

(i) All friable asbestos has been encapsulated or removed from the Fortier Facility.

(j) During the past five (5) years, there have been no claims or Proceedings filed or threatened that include, allege or otherwise assert exposure to asbestos at any Business Properties for any period after January 1, 2000. During the past five (5) years there has been no claims or Proceedings where plaintiff has established, or provided evidence (other than general allegations set forth in the complaint) that plaintiff was exposed to asbestos for any period after January 1, 1990.

(k) Schedule 2.03(b)(vii) sets forth a list of all known areas of soil or groundwater contamination at, on, under or migrating from the Fortier Facility that require investigation, cleanup, remediation, closure and/or monitoring under Environmental Laws and identifies the Hazardous Materials detected in each area.

Notwithstanding anything to the contrary in this Section 4.11 or in the Disclosure Schedule, any facts, circumstances, conditions or issues identified in, or arising from, any further actions or investigation or as a result of, (w) the EPA RCRA Section 3007 Information Request regarding, among other items, unidentified waste and EOP basin, (x) the EPA Clean Air Act Section 114 Information Request regarding potentially non- compliant flares, (y) the EPA Clean Air Act Section 114 Information Request regarding air compliance matters at the acid plant or (z) greenhouse gas monitoring and reporting not in compliance with Environmental Laws (collectively, the “Identified Environmental Matters”) shall not be deemed to be disclosed on the Disclosure Schedule and therefore, regardless of any information set forth on or referred to in the Disclosure Schedules relating to the Identified Environmental Matters, can be the basis for a claim for breach of the representations and warranties of Seller under this Article IV.

SECTION 4.12. Accounts Receivable. The Accounts Receivable listed on the Statement will represent bona fide obligations of the respective account debtors arising in the ordinary course of the Business.

SECTION 4.13. Inventory. The Inventory listed on the Statement will consist of items that are usable or salable in the ordinary course of the Business as of the Closing Date, except to the extent of any reserve established in the Statement for obsolete or slow-moving inventory and except for those items of obsolete or slow-moving Inventory which have been written down in the Statement in accordance with the Accounting Principles.

SECTION 4.14. Taxes. Except as set forth in Schedule 4.14, (i) Seller and any affiliated group, within the meaning of Section 1504 of the Code or similar state, local or foreign law, of which Seller is a member, has filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax returns, reports and forms required to be filed by the Code or by applicable state, local or foreign Tax laws related to the Business and (ii) no Tax Liens have been filed with respect to any of the Acquired Assets, other than Liens for Taxes (A)

not yet due and payable or (B) being contested in good faith and for which adequate reserves have been established on the books and records of the Business.

SECTION 4.15. Proceedings. Schedule 4.15 sets forth a list of all pending, and to Seller’s knowledge threatened, Proceedings (and all Proceedings which were pending and to Seller’s knowledge threatened, at any time since January 1, 2009) arising out of the conduct of the Business, other than routine Proceedings arising in the ordinary course of the conduct of the Business which are not material. Except as set forth in Schedule 4.15, none of the Proceedings listed in Schedule 4.15 as to which there is at least a reasonable possibility of adverse determination could have, if so determined, individually or in the aggregate, a Seller Material Adverse Effect. Except as set forth in Schedule 4.15, Seller is not a party to or subject to any Judgment applicable to the conduct of the Business or any Acquired Asset or Assumed Liability.

SECTION 4.16. Benefit Plans.

(a) Schedule 4.16 contains a list of all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), maintained or contributed to by Seller for the benefit of any officers or employees of the Business (“Seller Pension Plans”) and all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by Seller or any of its Affiliates for the benefit of any officers or employees of the Business (all the foregoing, including Seller Pension Plans, being herein called “Seller Benefit Plans”). Seller has Made Available to Purchaser true, complete and correct copies of (i) each Seller Benefit Plan (or, in the case of any unwritten Seller Benefit Plans, descriptions thereof), (ii) the most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Seller Benefit Plan (if any such report was required), and (iii) each trust agreement, group annuity contract or other funding and financing arrangement relating to any Seller Benefit Plan. Each Seller Benefit Plan has been administered in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement and Applicable Laws. No proceeding, action, suit, investigation or third party audit with respect to the administration or the investment of the assets of any such Seller Benefit Plan (other than routine claims for benefits) is pending or, to the knowledge of the Seller, threatened. The Internal Revenue Service has issued a favorable determination letter with respect to each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code, no such favorable determination letter has been revoked, and, to the knowledge of Seller or any Affiliate, there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of each such Seller Benefit Plan. With respect to the union Business Employees, the accrued vacation pay earned by such Business Employees was $1,676,806 as of December 31, 2009 and $1,664,639 as of December 31, 2010. With respect to the non-union Business Employees, the accrued vacation pay earned by such Business Employees was $123,356 as of December 31, 2010.

SECTION 4.17. Compliance with Applicable Laws. Except as set forth in Schedule 4.17, the Business is, and since January 1, 2010 has been, in compliance, in all material respects, with all Applicable Laws, including those relating to occupational health and safety and the employment of labor. Since January 1, 2010, Seller has not received any notice or communication alleging any non-compliance with, or violation of, any Applicable laws, including those relating to occupational health and safety.

SECTION 4.18. Employee and Labor Matters.

(a) Except as set forth in Schedule 4.18(a): (i) there is not, nor has there been at any time during the past two years, any labor strike, dispute, work stoppage or lockout pending, or, to the knowledge of Seller, threatened, against the Business; and (ii) to the knowledge of Seller, no union organizational campaign is in progress, or has been pursued during the past two years, with respect to the employees of the Business not subject to a collective bargaining agreement and no question concerning representation of such employees exists or has been raised during the past two years.

(b) Schedule 4.18(b) sets forth (i) a list of each employee of the Business as of December 31, 2010 (each, a “Business Employee”) including his or her (1) name, (2) title, (3) hire date, (4) aggregate W-2 earnings paid during 2009 and 2010, (5) annual base salary and target bonus since April 1, 2010, (6) eligibility for retiree welfare benefits from Seller, (7) classification as exempt or non-exempt under Applicable Laws relating to payment of wages, and (8) membership in a bargaining unit; and (ii) a complete list of all independent contractors and any other non-employees providing services (other than on-site vendors) to the Business. Seller is not aware that any executive or key employee of the Business or any group of employees of the Business has any plans to terminate employment with the Business.

(c) Except as described on Schedule 4.18(c), no Business Employee will receive any bonus or other payment in connection with, or as a result of, the transactions contemplated by this Agreement. Schedule 4.18 also lists all Business Employees that are on any approved leave of absence (short term or long term) and indicates the type of leave of absence (e.g. short-term disability, military leave, long-term disability). Except as set forth on Schedule 4.18, other than the Business Employees, none of Sellers’ employees provide services to the Business other than those services provided under the Transition Services Agreement.

(d) With respect to the employees of Business, during the last twelve (12) months, there has been no mass layoff, plant closing, or shutdown that implicates the Worker Adjustment Retraining & Notification Act of 1988, as amended, or any similar Applicable Law.

(e) Seller has instituted policies and practices designed to protect its employees’ and contractors’ hearing. The Seller diligently enforces such safety policies and practices in the ordinary course of the Business.

(f) To the knowledge of the Seller, all current Business Employees are legally authorized to work in the United States, and the Company has correctly prepared a Form I-9 for each Business Employee.

(g) Neither the Seller nor the Business is, or has been deemed in the last three years, a federal contractor as that term is defined under Executive Order 11246, or any other Applicable Law that imposes affirmative action requirements on federal contractors, and the

Seller is not required to maintain affirmative action plans or meet other similar requirements under Applicable Laws.

SECTION 4.19. Disclosure. Seller has Made Available to the Purchaser all the information reasonably available to Seller that the Purchaser has requested for deciding whether to acquire the Assets, including certain of Seller’s projections describing its proposed business plan (the “Business Plan”). The Business Plan was prepared in good faith; however, Seller does not warrant that it will achieve any results projected in the Business Plan.

SECTION 4.20. Customers and Suppliers. Schedule 4.20 sets forth a correct and complete list of the 10 largest suppliers (by dollar volume) of products or services to the Business, and the 10 largest Melamine, Sulphuric Acid and Acrylonitrile customers (by dollar volume) of the Business each during calendar years 2009 and 2010. Schedule 4.20 also sets forth, (a) for each such supplier, the aggregate payments to such Person by the Business during such periods and (b) for each customer the sales and volume generated by the Business from such customer during such periods. Since January 1, 2010, to the knowledge of Seller, none of the customers or suppliers listed on Schedule 4.20 has indicated, nor is there any reason to believe, that any such customer or supplier shall stop, or materially decrease the rate of, purchasing or supplying, as the case may be, materials, products or services from or to, as the case may be, the Business, or otherwise materially change the terms of its relationship with the Business. To the knowledge of the Seller, there are no outstanding material disputes with any of such suppliers or customers.

SECTION 4.21. Undisclosed Liabilities. The Business does not have any Liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), except for Liabilities that (a) are accrued or reserved against on the balance sheet as of December 31, 2010 included in the Financial Statements (the “Most Recent Financial Statements”), (b) were incurred subsequent to such period in the ordinary course of the Business, (c) result from the obligations of the Seller under this Agreement, (d) liabilities and obligations pursuant to any Contract listed on Schedule 4.08 or not required by the terms of Section 4.08 of this Agreement to be listed on Schedule 4.08, in either case which arose in the ordinary course of the Business and did not result from any default, tort, breach of contract or breach of warranty or (e) constitute Excluded Liabilities.

SECTION 4.22. Warranties. Each product or service manufactured, sold, leased, or delivered by the Business is and has been manufactured, sold, leased, or delivered in conformity with all applicable Laws and contractual commitments and all express and implied warranties, and the Seller has no Liability (and there is no basis for any future Liability) for replacement or repair thereof or other Liabilities in connection therewith, in excess of the reserve for warranty claims set forth on the face of the Statement.

SECTION 4.23. Product Liability. Except for Excluded Liabilities, the Business has no Liability arising from or alleged to arise from any injury to person or property as a result of the ownership, possession or use of any product manufactured, distributed or sold by the

Business (including by predecessors of the Business) during the three years prior to the date hereof.

SECTION 4.24. Certain Business Relationships with the Business. Except as set forth on Schedule 4.24, neither Seller, nor any officer, manager, partner or director of the Seller nor any of the Affiliates of any of the foregoing: (a) owns, directly or indirectly, any stock or other ownership interest or investment in any Person that is a competitor, supplier, customer, lessor or lessee of the Business; provided, however, that the foregoing representation shall be deemed not to be made as to the ownership of not more than 5% of the capital stock of any such Person that has securities registered pursuant to Section 13 or Section 15 of the Securities Exchange Act; (b) has any claim against or owes any amount to, or is owed any amount by, the Business; (c) has any interest in or owns any assets, properties or rights used in the conduct of the Business; (d) is a party to any Contract used in connection with the Business or which otherwise benefits the Business; or (e) has received from or furnished to the Business any goods or services since January 1, 2010, or is involved in any business relationship with the Business.

SECTION 4.25. Financial Assurances. Schedule 4.25 sets forth a list of all letters of credit, guarantees, deposits and financial assurance requirements (including those satisfied by a guarantee of Seller) provided by Seller or any of its Affiliates, or required to be satisfied, in connection with the operation of the Facility and the Business.

SECTION 4.26. DISCLAIMER. EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV OR IN THE TRANSACTION DOCUMENTS TO WHICH IT IS A PARTY, SELLER MAKES NO REPRESENTATIONS, WARRANTIES OR GUARANTEES TO PURCHASER OF ANY KIND OR NATURE WHATSOEVER, INCLUDING ANY EXPRESS, IMPLIED, STATUTORY WARRANTY, OR WARRANTY AGAINST REDHIBITORY DEFECTS WHETHER OF MERCHANTABILITY, SUITABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH WARRANTIES ARE HEREBY DISCLAIMED BY SELLER. PURCHASER IS NOT RELYING UPON ANY WRITTEN OR ORAL STATEMENTS OR REPRESENTATIONS, OF ANY NATURE, MADE BY SELLER, SELLER’S AFFILIATES OR ANY OF THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, OR SHAREHOLDERS OTHER THAN AS SET FORTH HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT TO WHICH SELLER IS A PARTY. DISCLAIMERS AND WAIVERS OF THE AFOREMENTIONED WARRANTIES SHALL BE EXPRESSLY CONTAINED IN AND MADE PART OF EACH ACT OF SALE AND BILL OF SALE.

ARTICLE V

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:

SECTION 5.01. Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement and the Transaction Documents to which it is, or is specified to be, a party or on the ability of Purchaser to consummate the Acquisition and the other transactions contemplated hereby and thereby (a “Purchaser Material Adverse Effect”). Purchaser has delivered to Seller true and complete copies of the certificate of incorporation and by-laws of Purchaser, in each case as amended through the date of this Agreement.

SECTION 5.02. Authority; Execution and Delivery; and Enforceability. Purchaser has full power and authority to execute this Agreement and the Transaction Documents to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Transaction Documents to which it is, or is specified to be, a party and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Transaction Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each Transaction Document to which it is, or is specified to be, a party will as of the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors’ rights generally and except that the enforceability of Purchaser’s obligations is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 5.03. No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Transaction Document to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the certificate of incorporation or by-laws of the Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Transaction Document or the consummation of the Acquisition or the other transactions contemplated hereby and thereby.

SECTION 5.04. Litigation. There are not any (a) outstanding Judgments against or affecting Purchaser or any of its Affiliates or subsidiaries, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Affiliates or subsidiaries or (c) investigations by any Governmental Entity that are, to the knowledge of Purchaser, pending or threatened against or affecting Purchaser or any of its Affiliates or subsidiaries.

SECTION 5.05. Availability of Funds. Purchaser will have at Closing presently available cash resources that are sufficient to enable it to consummate the Acquisition and to perform its obligations hereunder and under the Transaction Documents to which it is, or is specified to be, a party.

SECTION 5.06. Regulatory Approval. The aggregate fair market value of the assets of Seller to be acquired as determined pursuant to 16 C.F.R. § 801.10, is below $253.7 million. The Purchaser is its own ultimate parent entity, as determined pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Rules (the “HSR Rules”), and that such Acquiring Person (as defined in the HSR Act) has annual net sales and total assets, as determined pursuant to 16 C.F.R. § 801.11, below $12.7 million.

ARTICLE VI

Covenants

SECTION 6.01. Covenants of Seller Relating to Conduct of Business. Except for the matters set forth in Schedule 6.01 or otherwise expressly required by the terms of this Agreement or the other Transaction Documents, from the date of this Agreement to the Closing Seller shall conduct the Business in the usual, regular or ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable efforts to keep intact the Business, keep available the services of the current employees of the Business and preserve the relationships of the Business with customers, suppliers, licensers, licensees, distributors and others with whom the Business deals to the end that the Business shall be unimpaired at the Closing. Prior to the Closing, Seller shall not take any action that would, or that could reasonably be expected to, (a) result in any of the conditions to the purchase and sale of the Acquired Assets set forth in this Article VI not being satisfied or (b) require disclosure under Section 4.04(c).

SECTION 6.02. No Solicitation. Seller shall not, nor shall Seller authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other representative retained by it to, (i) solicit, initiate or encourage any “other bid”, (ii) enter into any agreement with respect to any other bid or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any other bid. Seller promptly shall advise Purchaser orally and in writing of any other bid or any inquiry with respect to or which could lead to any other bid and the identity of the Person making any such other bid or inquiry. As used in this Section 6.02,

“other bid” shall mean any proposal to acquire the Business, whether pursuant to an acquisition of all or substantially all of the assets of the Business or otherwise.

SECTION 6.03. Access to Information; Updates.

(a) Seller shall afford to Purchaser and its lenders and its and their accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Closing, to all the properties, books, contracts, commitments, senior management of the Business, customers, suppliers and other Persons listed on Schedule 4.03 Tax returns and records of the Business (other than the Excluded Assets), and, during such period shall furnish promptly to Purchaser any information concerning the Business as Purchaser may reasonably request, including, but not limited to, providing a statement of assets and liabilities and statement of income for the Business that complies with Section 4.04 for each calendar month within 30 days of the end of such calendar month; provided, however, that such access does not unreasonably disrupt the normal operations of Seller or the Business and provided further that access to senior management, customers and suppliers shall be at a time reasonably acceptable to Seller.

(b) If Seller becomes aware prior to Closing of any event, fact or condition or nonoccurrence of any event, fact or condition that may constitute a breach of any representation, warranty, covenant or agreement of Seller or may constitute a breach of any representation or warranty of Seller if such representation or warranty were made on the date of the occurrence or discovery of such event, fact or condition or on the Closing Date, then Seller will promptly provide Purchaser with a written description of such event, fact or condition. From the date of this Agreement until the Closing, Seller shall have the continuing obligation to promptly supplement the information contained in the Schedules with respect to any matter hereafter arising or discovered, which, if in existence on the date hereof and known at the date of this Agreement, would have been required to be set forth or described in the Schedules. Neither the supplementation of any Schedule pursuant to the obligation in this Section 6.03 nor any other disclosure after the date hereof of the untruth of any representation or warranty made in this Agreement shall operate as a cure of the failure to disclose the information, or a cure of the breach of any representation or warranty made herein or affect Purchaser’s right to refuse to complete the Closing pursuant to Section 7.02(a); and determination of any liability for breach of representations or warranties either at signing or at Closing shall be made without reference to any supplements and with reference only to the Schedule as it stands on the date of this Agreement.

SECTION 6.04. Confidentiality.

(a) Each of the parties acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby and thereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b) From and after the Closing, Seller agrees not to disclose or use any Confidential Information (as defined in the Confidentiality Agreement). In the event that Seller is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigation demand, or similar process to disclose any Confidential Information, Seller will notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.04. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Seller shall use his best efforts to obtain, at the request of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. The foregoing provisions shall not apply to any Confidential Information that is generally available to the public immediately prior to the time of disclosure or becomes generally available to the public unless such Confidential Information is so available due to the actions of Seller.

SECTION 6.05. Commercially Reasonable Efforts. On the terms and subject to the conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. Seller shall assist Purchaser in obtaining all of the consents and approvals listed on Schedule 4.03 as promptly as possible after the execution of this agreement. Purchaser agrees to enforce its rights under the equity commitment letter with H.I.G. Capital Partners IV, LP and H.I.G. Bayside Debt & LBO Fund II, LP dated the date hereof and to use its best efforts to enforce its rights under the debt commitment letters received by Purchaser on the date hereof

SECTION 6.06. Expenses: Transfer Taxes. (a) Whether or not the Closing takes place, and except as set forth in Sections 6.05(c), 6.06(b), 6.17, 6.19 and 10.03 and Article IX, all costs and expenses incurred in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Sections 2.04 and 6.05, other than any sales tax imposed by the state of Louisiana on the sale of Inventory located at the Fortier Facility at Closing that is not payable if the resale certificate required by Section 3.02(b)(viii) is delivered.

(b) All Transfer Taxes (other than the sales taxes referenced in Section 6.06(a)) applicable to the conveyance and transfer from Seller to Purchaser of the Acquired Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer shall be paid 50% by Purchaser and 50% by Seller. Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

SECTION 6.07. Brokers or Finders. Each of Purchaser and Seller represent, as to itself and its Affiliates, that neither party will be liable for any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this

Agreement of any agent, broker, investment banker or other firm or Person engaged or acting on behalf of the other party.

SECTION 6.08. Collection of Receivables. From and after the Closing, Purchaser shall have the right and authority to collect for its own account all Receivables and other related items that are included in the Acquired Assets and to endorse with the name of Seller as applicable, any checks or drafts received with respect to any Receivables or such other related items. Seller shall promptly deliver to Purchaser any cash or other property received directly or indirectly by them with respect to the Receivables and such other related items, including any amounts payable as interest.

SECTION 6.09. Employee Matters.

(a) Prior to the Closing Date and at a time chosen in consultation with Seller, Purchaser shall offer employment on an at-will basis to the Business Employees, effective on the day following the Closing Date (or with respect to any employee on maternity leave, short-term disability leave, long-term disability leave (subject to Section 6.09(i)) military leave or another approved leave of absence, effective as of the date such employee is able to commence active employment with Purchaser; provided that such date is within 12 months of the Closing Date) in a comparable position, at the same location, at no less favorable base salary and annual bonus opportunities to each Business Employee. From and after the date hereof until the Closing, the Seller shall (i) assist Purchaser in making such offers and (ii) not solicit any Business Employee or otherwise hire any Business Employee. Each Business Employee who becomes employed by Purchaser pursuant to this Section 6.09 shall be referred to herein as an “Acquired Employee” provided that with respect to any Business Employee who is currently on maternity leave, short-term disability leave, military leave, long-term disability leave, or another approved leave of absence, such individual will not be deemed to accept such general offer of employment and will not become an Acquired Employee unless such individual commences active employment with Purchaser or its Affiliates within 12-months following the Closing Date, or, in the case of military leave, within the applicable period for leave provided by the Uniformed Services Employment and Reemployment Rights Acts (USERRA); provided, however, that Purchaser shall reimburse Seller for the compensation paid by Seller to such Acquired Employee (other than with regard to long-term disability leave) subsequent to the Closing Date. Purchaser shall afford Seller a reasonable opportunity to review and approve in advance the form and content of the offer letter to be used by Purchaser to communicate offers of employment (any such approval not to be unreasonably withheld by Seller).

(b) Seller shall remain responsible for any severance payments due to any Business Employees who do not accept Purchaser’s offer of employment made in accordance with Section 6.09(a). Seller shall be responsible for, and shall assume all Liabilities and indemnify and hold Purchaser and its Affiliates harmless with respect to (x) providing any required notices regarding COBRA coverage for all Acquired Employees and their beneficiaries and dependents with respect to qualifying events that occur on the Closing Date or as a result of or in connection with the transactions contemplated by this Agreement, and (y) providing COBRA coverage from and after the Closing Date for Business Employees, and their beneficiaries and dependents, if the applicable qualifying event occurred or occurs on or before the Closing Date.

(c) Purchaser shall not, and shall cause its Affiliates not to, employ any Business Employee who does not accept Purchaser’s offer of employment while such employee is receiving severance from Seller unless Purchaser reimburses Seller for severance paid by Seller after the date such person is hired by Purchaser.

(d) Acquired Employees shall be given credit for all purposes, except benefit accrual under a defined benefit pension plan, for all service with Seller and/or its Affiliates (including service with previous employers which is credited by Seller and/or its Affiliates) under all employee benefit plans, programs, and fringe benefit plans, programs, and fringe benefit arrangements or policies of Purchaser established for or made available to the Acquired Employees (collectively, “Purchaser’s Benefit Plans”) in which they become participants, to the extent such service was recognized for comparable purposes under the corresponding plan, if any, of Seller and its Affiliates; provided, however, that any Acquired Employee who, prior to the Closing Date has attained (x) the age of fifty-five (55) and has completed at least ten (10) years of service, or (y) at July 31, 1990 had attained a combined age and years-of-service of 65 years or more, with Seller and/or its Affiliates (including service with previous employers which is credited by Seller and/or its Affiliates) will not be eligible to participate in Purchaser’s retiree medical and life insurance plans, if any, and Seller and/or its Affiliates will remain solely responsible to provide retiree medical and life insurance benefits to such Acquired Employee to the extent such Acquired Employee is eligible to receive any such benefits under Seller’s retiree medical or life insurance plans as in effect from time to time. Notwithstanding anything in this subsection (d) to the contrary, Acquired Employees shall be given credit for service with Purchaser and/or its Affiliates for the purposes of eligibility and vesting under the Seller’s retiree medical insurance plans provided that such Acquired Employees remain employed with Purchaser and/or its Affiliates until such Acquired Employee attains the age of 55 and provided further that such Acquired Employee has attained age 50 and has 10 years of service as of the Closing Date. Seller and/or its Affiliates shall remain solely liable for the provision of retiree medical insurance benefits under Seller Benefit Plans.

(e) During calendar years 2011 and 2012, Purchaser shall provide Acquired Employees, other than the Bargaining Unit Employees, with Benefits under Purchaser’s Benefit Plans, base salaries and bonus opportunities which are substantially equivalent in value in the aggregate to the Purchaser’s Benefit Plans listed in Schedule 6.09(e) and such Business Employee’s current base salary and bonus opportunity (provided that Purchaser may change such Benefits or reduce such salaries or bonus opportunities to address decreasing profitability of the Business after the Closing Date). Purchaser shall provide the Bargaining Unit Employees with Benefits in accordance with the consent letter dated January 26, 2011, executed by the Union.

(f) Purchaser shall cause Purchaser’s group health plans to waive, with respect to any Acquired Employee, any pre-existing condition exclusions to coverage, any evidence-of-insurability provisions, and any waiting-period requirements under Purchaser’s group health plans. In addition, the Purchaser shall cause Purchaser’s group health plans to apply to any deductible requirements and out-of-pocket maximum limits applicable to 2011, any amounts paid by such Acquired Employees toward such requirements and limits under any corresponding group health plan of Seller and its Affiliates from January 1, 2011, through Closing.

(g) Purchaser shall assume and discharge the obligations of Seller and its Affiliates with respect to accrued but unused vacation pay earned by any Acquired Employee as of the Closing Date to the extent such amount is reflected as a current liability in the calculation of Closing Net Working Capital (other than vacation payable to union employee which need be reflected as a liability in the calculation of Closing Net Working Capital). Seller shall furnish to Purchaser, within three Business Days following the Closing, information as to the accrued vacation pay, if any, of each Acquired Employee as of the Closing Date. If an Acquired Employee’s employment with Purchaser is terminated, any remaining such accrued and unused vacation pay shall be paid by Purchaser to such Acquired Employee as provided under the terms of applicable law and the applicable vacation policy. For purposes of determining vacation pay of Acquired Employees under Purchaser’s vacation policy in which they become participants, Acquired Employees shall be credited for service with Seller and/or its Affiliates (including service with previous employers which is credited by Seller and/or its Affiliates) to the extent such service was recognized for purposes of the corresponding vacation policies of Seller and/or its Affiliates.

(h) Purchaser shall permit Acquired Employees to enroll in its plans or programs providing life insurance, and long term and short term disability benefits (to include salary continuation benefits), to provide such benefits in accordance with the terms of its plans or programs and such plans and programs shall not require evidence of insurability at the time of enrollment.

(i) Notwithstanding anything herein to the contrary, any individual who has, as of the Closing Date, met the conditions to receive long-term disability benefits under any Seller Benefit Plan as of the Closing Date, shall be entitled to receive such benefits under such Seller Benefit Plan in accordance with its terms after the Closing Date and shall not become an Acquired Employee unless such individual returns to service within 12 months after the Closing Date. Purchaser shall not assume any Liabilities for providing such long-term disability benefits to such individual. Notwithstanding anything herein to the contrary, any individual who has, as of the Closing Date, met the conditions to receive short-term disability benefits under any Seller Employee Plan as of the Closing Date shall be entitled to receive such benefits under such Seller Employee Benefit Plan in accordance with its terms after the Closing Date and shall not become an Acquired Employee unless such individual returns to service within 12 months after the Closing Date; provided further that any individual who has, as of the Closing Date, met the conditions to receive short-term disability benefits under any Seller Benefit Plan as of the Closing Date shall be entitled to receive long-term disability benefits under any Seller Employee Plan if such individual later meets the eligibility requirements under such plans. Except for the reimbursement of Seller described in paragraph (a) of this Subsection 6.09, Purchaser shall not assume any Liabilities for providing such short-term disability benefits or long-term disability benefits to such individuals.

(j) Except as specifically provided herein, nothing contained herein shall restrict Purchaser from modifying, amending or terminating any benefit plan, policy or arrangement of Purchaser after the Closing Date.

(k) Acquired Employees shall be given credit for the purposes of eligibility for, vesting under and determining benefits (but not future benefit accruals) under any early retirement provisions of the Seller Pension Plans that are defined benefit plans (“Seller Defined Benefit Plans”) for all service with Purchaser and/or its Affiliates (including service with successor employers). In addition, for purposes of determining eligibility for, vesting under and determining benefits (but not future benefit accruals) under any early retirement provisions of the Seller Defined Benefit Plans, Seller shall recognize any age increases during the period of Acquired Employees employment with Purchaser and/or its Affiliates (including employment with successor employers). Seller shall remain solely liable for all benefits and liabilities under the Seller Defined Benefit Plans. Seller and/or its Affiliates shall cause the Seller Pension Plans to treat all Acquired Employees as 100% vested in all benefits (other than eligibility for any early retirement provisions, which are addressed above) under such Seller Pension Plans as of the Closing Date.

(l) Nothing herein shall be deemed to create any right to employment or continued employment or to a particular term or condition of employment with Purchaser or any of its Affiliates. Nothing in this Section 6.09 or any other provision of this Agreement (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) shall limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(m) Seller shall pay the 2010 bonuses under Seller’s bonus plans to the Acquired Employees at the same time other employees of Seller receive their bonus payments and Seller shall determine the amounts of such bonuses in the same manner as other Seller employees. Seller shall pay to Purchaser an amount equal to the amount (estimated at between $300,000 and $350,000) that Seller would have paid to the Seller’s defined contribution plan in profit sharing, matching contributions and transition credits with respect to 2010 bonus payments for the Acquired Employees (the “Matching Contributions”) within 5 Business Days of the payment of the 2010 bonus payments.

(n) As soon as practicable after the Closing Date, but in no event later than 90 days after the Closing Date, Seller shall, or shall cause its Affiliates to be obligated to, transfer from the Seller Pension Plans that are defined contribution plans (“Seller Defined Contribution Plans”) to Purchaser or its Affiliate’s defined contribution plan(s) (“Purchaser Defined Contribution Plan(s)”) of all assets and liabilities for the account balances of the Acquired Employees under Seller Defined Contribution Plans, in the form of cash, Seller common stock and promissory notes evidencing outstanding loans made to the Acquired Employees. The Purchaser Defined Contribution Plan(s) shall be substituted as the obligee of such promissory notes, and, except as permitted by law, no other changes shall be made with respect to the terms of the notes. The Purchaser and the Seller shall, or shall cause their Affiliates to take, or cause their defined contribution plan(s) to take, any actions that are necessary to effect such transfer and to ensure that any such transfer conforms to the applicable requirements of ERISA and the Code. Prior to the date of such transfer, Seller shall or cause its Affiliates to make any contributions due to Acquired Employees under the terms of the Seller Defined Contribution Plans with respect to service performed prior to the Closing Date.

SECTION 6.10. Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of Seller and Purchaser may make internal announcements to their respective employees or investors that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the other affected parties.

SECTION 6.11. Records and Access to Personnel. The parties recognize that (a) certain Records may contain incidental information relating to subsidiaries or divisions of Seller other than the Business and that Seller may retain copies of the relevant portions thereof, and (b) certain historical and other information in the Records held at the Fortier Facility may be needed by the Seller for litigation, threatened litigation, tax and financial audits and other similar purposes; provided, that any Confidential Information contained therein shall remain subject to Section 6.04. Following the Closing, each party shall grant to the other party and its representatives access and the right to make copies of any records related to the Business for which such other party has retained possession under this Agreement, as may be necessary or useful in connection with the conduct of the Business in the case of the Purchaser, or with such litigation, threatened litigation, tax, audit or other similar purpose in the case of the Seller. If within 7 years after the Closing the party holding such records elects to dispose of such records, the holding party shall first give the non-holding party sixty (60) days’ prior written notice, during which period the non-holding party shall have the right to obtain such records without further consideration. In addition, following the Closing, if the Seller is involved in litigation or threatened litigation relating to the Business, Purchaser shall use its commercially reasonable efforts (at Seller’s cost in situations where such employee is required to leave the Purchaser’s business premises or devote more than a de minimis portion of his or her work efforts to such litigation) to make those Acquired Employees, who have information regarding such litigation or threatened litigation, available to Seller at a reasonable time and place.

SECTION 6.12. Agreement Not To Compete.

(a) Seller understands that Purchaser shall be entitled to protect the value of the Business (and the goodwill included in the Acquired Assets) to the extent permitted by law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 6.12. Accordingly, Seller shall not, and shall cause its Affiliates, not to (including within the parishes listed on Exhibit L, in which Seller acknowledges Purchaser will carry on the Business):

(i)	manufacture or sell acrylonitrile, hydrocryanic acid, sulfuric acid, melamine for a period of five (5) years after the Closing Date; or

(ii)	solicit, recruit or hire any Business Employee hired by Purchaser for a period of two years after the Closing Date, other than any such Business Employee are terminated by Purchaser and who has not been employed by Purchaser for a period of at least six (6) months; provided, however, that the provisions of this Section 6.12(a)(ii) shall not prevent Seller or its Affiliates from engaging in any newspaper or other general solicitation not specifically targeted at Business Employees and hiring any non-management Business Employee as a direct result of such employee responding to such newspaper or general solicitation.

(b) Seller and its Affiliates shall not be deemed to violate the provisions of Section 6.12(a) by reason of the acquisition of a Person, which as of the date of the acquisition, engages in a business which competes with the Business, so long as (A) the total consolidated revenues of such Person from its activities in competition with the Business for the fiscal year ended immediately prior to such acquisition shall not exceed 20% of the total consolidated revenues of such Person for such fiscal year and (B) Seller or its Affiliates divest such competitive business operations so acquired not later than one (1) year after the acquisition. For purposes of this Section 6.12(b) only, “Affiliate” shall not be deemed to include any Person hereafter acquiring control of Seller or any of such Person’s Affiliates that are not controlled by Seller.

(c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 6.12. Purchaser shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

SECTION 6.13 Bulk Transfer Laws. Purchaser and Seller each hereby waives compliance by Seller with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser.

SECTION 6.14 Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 6.05), as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement or to transfer any Assigned Contracts or Assigned Permits to Purchaser.

SECTION 6.15 Purchase Price Allocation. Seller and Purchaser shall agree as to an allocation of the Purchase Price among the Acquired Assets, in accordance with the methodology set forth in Schedule 6.15 hereto. Promptly following the final calculation of the

Purchase Price as provided in Article II, Purchaser and Seller shall prepare a final Purchase Price allocation in accordance with the principles used to determine the allocation set forth in Schedule 6.15. Neither Seller nor Purchaser (nor any of their respective Affiliates or representatives) shall take any position on any Tax Return or with any taxing authority or in any judicial proceeding that is inconsistent with such allocation, unless required to do so by Applicable Law.

SECTION 6.16. Supplies. Purchaser shall be permitted to use the name “Cytec” in connection with the operation of the Business, including on stationery, purchase order forms, product labels, packaging, signage, marketing materials or other similar goods or supplies (collectively, the “Supplies”), that state or otherwise indicate thereon that the Business is a division or unit of Seller or otherwise use the “Cytec” name for up to six months after the Closing Date. Purchaser shall not reorder any Supplies which state or otherwise indicate thereon that the Division is a division or unit of Seller and shall use commercially reasonable efforts to cease use of the name “Cytec”, other than in connection with the use of existing Supplies, prior to the end of such six month period.

SECTION 6.17. Efforts to Obtain Title Policy and Environmental Insurance. On the terms and subject to the conditions of this Agreement, Purchaser shall use its commercially reasonable efforts to obtain the Title Policy and Environmental Insurance Policies.

SECTION 6.18. Tax Matters. Purchaser and Seller will provide each other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax return, any audit or other examination by any Governmental Entity or Proceeding relating to liability for Taxes in connection with the Business, the Acquired Assets or the Business, and each will retain and provide the other with any records or information which may be relevant to such return, audit or examination, Proceedings or determination. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and shall include providing copies of any relevant Tax return and supporting work schedules. The party requesting assistance hereunder shall reimburse the other for reasonable expenses incurred in providing such assistance.

SECTION 6.19. Title Matters. In connection with the transactions contemplated hereby, Purchaser is ordering: (a) a preliminary title commitment(s) (the “Title Commitment”) sufficient for the issuance of the Title Policy by Chicago Title Insurance Company (the “Title Company”) and (b) plat(s) of survey of all Owned Real Property (together with any updates or revisions thereto, the “Surveys”). Seller and Purchaser shall each bear fifty percent (50%) of the costs and expenses of obtaining the Title Commitment, the Title Policy and the Surveys. Prior to Closing, Seller shall deliver such customary affidavits or other certificates that are required by the Title Company (including but not limited to those attached as part of Exhibit K). Purchaser and Seller shall each use commercially reasonable efforts to obtain the Title Policy. Sellers commercially reasonable efforts shall include, without limitation, Seller’s reasonable best efforts to fulfill the Title Company’s requirements, which are in Seller’s control, for the issuance of the Title Policy listed on Schedule 6.19.

SECTION 6.20. Retained Environmental Liabilities.

(a) General. Subject to the limitations described in clause (b) below, Seller agrees to take commercially reasonable actions to complete all of the following actions in a timely manner (but in any event to take commercially reasonable actions to complete all such actions prior to the fifth anniversary of the Closing (the “Target Completion Date”)):

(i) Remediation and Cleanup. Complete any investigation, remediation, cleanup or corrective action required under Environmental Laws or requested by any Governmental Entity related to, or arising from, any of the Retained Environmental Matters (collectively, “Remediation and Cleanup”), which shall include, without limitation, taking commercially reasonable actions to obtain, prior to the Target Completion Date, (1) formal closure from Louisiana Department of Environmental Quality (“LDEQ”) of the Plant Landfill and undertaking any associated groundwater monitoring and post-closure monitoring and care, and (2) no further action letters or determinations from LDEQ for each of the NFA Areas and conducting all investigations or remediations required by LDEQ in connection with either of the foregoing;

(ii) Pending Investigations, Notices, Etc. Resolve any requests for information or inspection, notices of violation, compliance orders and enforcement actions brought or being conducted by any Governmental Entity pursuant to any Environmental Laws or Health and Safety Laws relating to or arising from any of the Retained Environmental Matters (including without limitation, responding to any follow-up information requests and paying any penalties or fines);

(iii) Compliance with Law. Take all actions or measures necessary to bring the Owned Real Property and the Acquired Assets into compliance with Environmental Laws and Health and Safety Laws (including without limitation obtaining any required Permits and/or Permit amendments, conducting any studies or technical reviews, submitting any information or reports requested by Governmental Entities and purchasing and installing any equipment necessary to ensure that the Owned Real Property and the Acquired Assets are consistently in compliance with Environmental and Health and Safety Laws), in each case to the extent related to or arising from any of the Retained Environmental Matters, including, subject to clause (e)(i) below, without limitation, taking commercially reasonable actions to address and resolve (either through Permit or Permit amendment or by corrective action), prior to the Target Completion Date, the requirement to have coating installed on the secondary containment for permitted hazardous waste facilities; and

(iv) Claims and Proceedings. Resolve any Environmental Claims or other Proceeding related to or arising from any of the Retained Environmental Matters.

(b) Commercially Reasonable Efforts/Limitations. The Parties agree that for purposes of the actions required pursuant to Section 6.20(a):

(i) in the case of the Plant Landfill and the Cleanup and Remediation activities related thereto, commercially reasonable efforts shall include without limitation (A) within one hundred eighty (180) days from Closing, the retention of a qualified environmental consultant or consultants, (B) within two hundred seventy (270) days from Closing, meeting with representatives of LDEQ to discuss Seller’s proposed closure of the Plant Landfill and pre- and post-closure conditions of closure, including but not limited to groundwater investigation and monitoring, and prompt written confirmation of the issues discussed at the meeting (C) preparation and submittal of all necessary, proper and reasonable closure plans and documents, prepared in accordance with Environmental Laws, to LDEQ and any other required Governmental Entities, (D) promptly responding to any comments or clarifications made by LDEQ by providing all necessary, appropriate and reasonable responses to LDEQ including without limitation providing and submitting revised workplans or other submittals, and (E) following approval of any workplans or documents or other authorization to proceed, promptly initiating the necessary actions or steps to complete implementation of the workplans

(ii) in the case of Item 15 of Schedule 2.03(b)(vii) it shall be commercially reasonable to only take corrective action if requested to do so by a Governmental Entity or if a Governmental Entity imposes fines or penalties based upon exceedances of such Permit consistent with historical operations of the wastewater treatment plant;

(iii) in the cases of Item 16 or Item 17 of Schedule 2.03(b)(vii) it shall be commercially reasonable to only complete investigation, remediation or corrective actions if requested to do so by any Governmental Entity or if the failure to do could reasonably be expected to lead to an Environmental Claim or injury to any Person;

(iv) in the case of the activities to be undertaken pursuant to Section 6.20(a)(i)(1) commercially reasonable efforts shall include without limitation promptly and affirmatively following-up and communicating with LDEQ and any other required Governmental Entities regarding the status of workplans, applications and other documents submitted. In the event LDEQ or other Governmental Entity fails to substantively respond to any workplan, application or other document requiring a response submitted by Seller regarding the Retained Environmental Liabilities within 120 days of submittal, it shall be commercially reasonable for Seller to promptly follow-up with LDEQ or the other Governmental Entities, in writing, and thereafter periodically until receipt of the substantive response; and

(v) in the case of any activities undertaken pursuant to Section 6.20, Seller shall be deemed to have failed to use commercially reasonable efforts if the Seller unreasonably, or with an intent to delay, objects to, appeals, challenges or otherwise contests the findings, conclusions or other determinations of any Governmental Entity related to such activities.

(c) Access and Information. Upon at least three (3) days prior written notice, Purchaser agrees to provide Seller reasonable access to the Owned Real Property as is required for Seller to satisfy its obligations with respect to the Retained Environmental Liabilities as described above in Section 6.20(a), and Purchaser will permit Purchaser’s employees to provide reasonable levels of support and to cooperate with Seller (including without limitation, the provision of information reasonably available to Purchaser) as is necessary for Seller to satisfy such obligations. All actions taken by Seller pursuant to this Section 6.20 (i) shall not unreasonably interfere with the operation of the Business and (ii) shall be completed in a commercially reasonable manner and in accordance with Applicable Law, including Environmental Laws and Health and Safety Laws. Seller will (A) reimburse Purchaser for any costs incurred by Purchaser in providing support or cooperation to Seller, (B) keep Purchaser informed as to Seller’s activities pursuant to this Section 6.20 and the status of, and any development related to, all of the Retained Environmental Liabilities and the activities required to be undertaken by Purchaser pursuant to this Section 6.20, (C) promptly provide Purchaser with copies of any correspondence or other documents provided to or received from any Governmental Entity related to such matters), (D) indemnify, defend and hold the Purchaser Indemnitees harmless from and against any and all Liabilities and Losses to the extent arising, in whole or part, out the performance by Seller, its employees, agents, independent contractors, sub-contractors or Persons acting on their behalf, of any of the actions described above, and (E) give Purchaser notice of any proposed meeting with any Government Entity at least 5 Business Days prior to such meeting and permit Purchaser and its advisors to attend and observe such meeting but not actively participate in any such meeting.

(d) Purchaser’s Right to Cure. If Seller materially breaches this Section 6.20, then after (i) due inquiry by Purchaser, (ii) Purchaser discussing its concerns with Seller, and (iii) following such discussion, Purchaser providing Seller with written notice of its failure to satisfy its obligations under this Section 6.20 and providing Seller thirty (30) days to cure its breach, Purchaser may, at Seller’s cost and expense, take any and all actions necessary to resolve the matters described in Section 6.20(a)(i) through (v) above.

(e) Control of Certain Activities. Notwithstanding anything to the contrary in this Agreement:

(i) With respect to Item 2 of Schedule 2.03(b)(vii), Purchaser and Seller shall cooperate in good faith with respect to, and jointly control, all of the actions to be taken pursuant to Section 6.20(a). The costs and expenses of Remediation and Cleanup for such actions shall be borne 80% by Sellers and 20% by Purchaser. All other Retained Environmental Liabilities with respect to Item 2 of Schedule 2.03(b)(vii) shall be borne by Seller; and

(ii) With respect to Items 15 and 16 of Schedule 2.03(b)(vii), Purchaser and Seller shall cooperate in good faith with respect to, and jointly control, all of the actions to be taken pursuant to Section 6.20(a). The costs and expenses of all such actions taken pursuant to Section 6.20(a) shall be borne 50% by Sellers and 50% by Purchaser up to $2,000,000 in the aggregate, and Sellers shall bear 100% of all such costs and expenses in excess of $2,000,000. All other Retained Environmental Liabilities with respect to Items 15 or 16 of Schedule 2.03(b)(vii) shall be borne by Seller.

(iii) Following the first anniversary of the Reduction Date, upon prior written notice to Seller, Purchaser shall have the sole right to control and effect any actions required to be taken pursuant to Section 6.20(a) that have not been completed or otherwise satisfied prior to the Reduction Date, and Purchaser shall be entitled to indemnification for all reasonable costs and expenses incurred by or on behalf of it in connection with such actions in accordance with Section 9.01(d).

SECTION 6.21. Other Sellers. Seller will take all actions necessary to ensure that (a) the representations and warranties of the Seller Transferors are true and correct, (b) the Seller Transferors comply with all of the terms and conditions of this Agreement and the other agreements to be executed and delivered at Closing, and (c) the Seller Transferors execute and deliver such documents, and take such actions, as are necessary or desirable to complete the transactions contemplated by this Agreement.

SECTION 6.22. Financial Assurances. From and after the Closing, Seller, at its sole cost and expense shall provide the financial assurance (including letters of credit, surety bonds or similar financial instruments) required to be provided by Purchaser or Seller under Applicable Law related to items 1 and 3 on Schedule 4.25. With respect to item number 1 on Schedule 4.25, Seller’s obligation to provide such financial assurance shall expire three years after the Closing. If Applicable Law requires that either of these financial assurances be provided by Purchaser, rather than Seller, then if Purchaser satisfies such financial assurances requirements by having a letter of credit issued to the appropriate Governmental Entity then so long as Purchaser’s letter of credit is outstanding (subject in the case of item 1 on Schedule 4.25 to the 3 year limitation described above) the Seller will cause a commercial bank with a credit rating of at least A2 by Moody’s and A by Standard & Poors to issue a back to back irrevocable standby letter of credit in the same amount to the bank that issued the letter of credit on Purchaser’s behalf.

SECTION 6.23. Access to Seller Insurance. To the extent that the Purchaser or the Business suffer or incur any Losses or Liabilities (a “Loss Event”) by reason of, or arising out of, any action, inaction, event, condition, liability or obligation of the Seller, any of its predecessors or assigns, or the Business which occurred or existed prior to the Closing, or by reason of or in connection with any claim or cause of action of any third party relating to the conduct of the Business prior to Closing, then upon receipt of notice from any of the Purchaser Indemnitees of such Loss Event, Seller shall, and shall cause its Affiliates to, promptly (i) use all reasonable efforts to submit claims for such matters under any of its (or any of its Affiliates) applicable insurance policies on behalf of the Purchaser or the Business in connection with such Loss Event in a manner that is consistent with the terms of such policies (including, without limitation, using all reasonable efforts to pursue any claims denied under such applicable insurance policies) and (ii) pay to the Purchaser Indemnitees for any proceeds actually received by Seller (or any of its Affiliates) under any of its applicable insurance policies in connection with such Loss Event. Any reasonable out-of-pocket expenses incurred by Seller in pursuing any claims denied under the applicable policies shall promptly be reimbursed by the Purchaser.

SECTION 6.24. Access to Purchaser Insurance. To the extent that Seller is required to indemnify Purchaser for a Hearing Loss Claim or an Asbestos Claim by reason of, or arising out of, any action, event, or condition which occurred or existed after the Closing (a “Seller Loss Event”), then upon receipt of notice from Seller of such Seller Loss Event, Purchaser shall promptly (i) use all reasonable efforts to submit claims for such matters under its Workers Compensation insurance policies on behalf of the Seller in connection with such Seller Loss Event in a manner that is consistent with the terms of such policy (including, without limitation, using all reasonable efforts to pursue any claims denied under such insurance policy) and (ii) either pay the Seller or reduce the Purchaser’s indemnity claim for any proceeds actually received by Purchaser under such insurance policy in connection with such Seller Loss Event. Any reasonable out-of-pocket expenses incurred by Purchaser in pursuing any claims denied under the applicable policies shall promptly be reimbursed by the Seller.

SECTION 6.25. REACH Membership. Upon the written request of Purchaser, Seller shall, and shall cause its Affiliates to, execute and deliver, all such documents and instruments, and take all such further or other actions, as reasonably necessary or desirable to assign and transfer onto Purchaser (or its designee) its membership in the melamine REACH consortium and its membership in the acrylonitrile REACH consortium and the related registrations with any Governmental Entity.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase the Acquired Assets and the obligation of Seller to sell the Acquired Assets to Purchaser is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Governmental Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Acquisition shall have been obtained or filed or shall have occurred.

(b) No Injunctions or Restraints. No Applicable Law or Injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or any other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

SECTION 7.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Acquired Assets is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller made in this Agreement and the Transaction Documents to which Seller is a party qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the time of the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Seller Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them by the time of the Closing.

(c) Absence of Proceedings. There shall not be pending or threatened by any Person any Proceeding challenging or seeking to restrain, prevent, change or delay or seeking damages with respect to, the Acquisition or any other transaction contemplated by this Agreement or the Transaction Documents.

(d) Deliveries. Purchaser shall have received the deliveries to be provided to it by Seller pursuant to Section 3.02(a).

(e) Material Adverse Change. There has not been any event, change, development, circumstance or occurrence that has resulted in, or that could reasonably be expected to result in, a Seller Material Adverse Effect.

(f) Environmental Insurance. Purchaser shall have obtained the Environmental Insurance Policies on terms substantially similar to those provided in Exhibit J.

(f) Title. Purchaser shall have received from the Title Company a validly issued and binding Title Policy.

(g) [Reserved]

(h) Seller Accounts. Seller shall have delivered such documents as are necessary to irrevocably redirect on a daily basis all proceeds of Accounts Receivable of the Business to accounts designated by the Purchaser.

(i) Financial Assurances. Seller shall have established arrangements that satisfy its obligations under Section 6.22.

(j) Other Conditions. The conditions set forth on Schedule 7.02(j) shall have been satisfied (or waived by Purchaser) on or prior to the Closing Date.

(k) Avondale Ammonia. Purchaser shall have received evidence reasonably satisfactory to it that Avondale Ammonia Company shall have transferred all of its assets and properties to Seller (and all such assets and properties shall be Acquired Assets).

(l) Consents and Approvals. Purchaser shall have received the written consents and approvals set forth on Schedule 7.02(l), which consents and approvals shall (i) contain no material modifications or other changes to the terms and conditions of any such Contracts and (ii) shall contain an affirmative waiver by such third party of any rights triggered by the transaction or the replacement of Purchaser as the party to such Contract and shall confirm that the payment terms under such contract in effect on the date hereof will not change.

SECTION 7.03. Conditions to Obligation of Seller. The obligation of Seller to sell, assign, convey, and deliver the Acquired Assets is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser made in this Agreement and the Transaction Documents to which Purchaser is a party qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the time of the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c) Absence of Proceedings. There shall not be pending or threatened by any Person any Proceeding challenging or seeking to restrain, prevent, change or delay or seeking damages with respect to, the Acquisition or any other transaction contemplated by this Agreement or the Transaction Documents.

(d) Deliveries. Seller shall have received the deliveries to be provided to it by Purchaser pursuant to Section 3.02(b).

SECTION 7.04. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur, as required by Section 6.05.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination.

(a)	Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i)	by mutual written consent of Seller and Purchaser;

(ii)	by Seller if any of the conditions set forth in Sections 7.01 or 7.03 shall have become incapable of fulfillment, and shall not have been waived by Seller;

(iii)	by Purchaser if any of the conditions set forth in Sections 7.01 or 7.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser; or

(iv)	by Seller or Purchaser, if the Closing does not occur on or prior to March 31, 2011; provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b) In the event of termination by Seller or Purchaser pursuant to this Section 8.01, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i)	in accordance with the Confidentiality Agreement, Purchaser shall return all documents and other material received from Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller; and

(ii)	all confidential information received by Purchaser with respect to the Business shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement.

SECTION 8.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 6.04 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from Seller, (ii) Section 6.06 relating to certain expenses, (iii) Section 6.07 relating to finder’s fees and broker’s fees, (iv) Section 8.01 and this Section 8.02, (v) Section 6.10 relating to publicity, (vi) the second sentence of Section 6.19 relating to the Title Commitment, Title Policy and Surveys, and (vii) Section 10.03 relating to the right to recover attorney’s fees. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 8.03. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE IX

Indemnification

SECTION 9.01. Indemnification by Seller.

(a) From and after the Closing, Seller shall indemnify Purchaser and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) against, and hold them harmless from, any Losses to the extent arising from:

(i)	any breach of any representation or warranty of Seller contained in this Agreement or in any Transaction Document to which Seller is a party;

(ii)	any breach of any covenant of Seller contained in this Agreement or in any Transaction Document to which Seller is a party;

(iii)	any Excluded Liability; and

(iv)	any fees, expenses or other payments incurred or owed by Seller to any brokers, financial advisors or comparable other Persons retained or employed by it in connection with the transactions contemplated by this Agreement.

(b) Seller shall not be required to indemnify any Person, and shall not have any liability:

(i)	under clause (i) of Section 9.01(a) unless the aggregate of all Losses for which Seller would, but for this clause (b)(i), be liable exceeds on a cumulative basis $3,000,000, after which point Seller will be obligated to indemnify the Purchaser Indemnitees from and against all Losses from dollar one;

(ii)	under clause (i) of Section 9.01(a) for any breach of a representation and warranty if the claim arising from such breach (together with any related claims which arise out of substantially similar or the same facts and circumstances) exceeds $25,000, in which case Seller shall be liable for the full amount thereof (subject to the limitations provided in this Article 9); and

(iii)	under clause (i) of Section 9.01(a) for Losses in excess of $43,750,000.

provided, that the foregoing limitations provided in this Section 9.01(b) shall not apply in respect of any Losses relating to (i) breaches of the representations and warranties contained in Sections 4.01, 4.02, 4.05(a), and 4.06(a), or (ii) any intentional or fraudulent breach of a representation or warranty.

(c) Purchaser shall not be entitled to recover under this Section 9.01 an amount in respect of Losses or otherwise obtain reimbursement or restitution more than once in respect of the same Losses. In addition, Purchaser shall not be entitled to recover under this

Section 9.01 any Losses arising out of a breach of any representation or warranty of Seller contained in this Agreement to the extent such Losses also constitute an Assumed Environmental Liability.

(d) Seller agrees to indemnify the Purchaser Indemnitees for all Retained Environmental Liabilities that are incurred or that arise at any time prior to the five (5) year anniversary of the Closing Date (the “Reduction Date”). Seller shall indemnify the Purchaser Indemnitees for (i) 75% of all Retained Environmental Liabilities that are incurred or that first arise during the period beginning immediately following the fifth (5th) anniversary of the Closing Date up to and including the sixth (6th) anniversary of the Closing Date; (ii) 50% of all Retained Environmental Liabilities that are incurred or that first arise during the period beginning immediately following the sixth (6th) anniversary of the Closing Date up to and including the seventh (7th) anniversary of the Closing Date; and (iii) 25% of all Retained Environmental Liabilities that are incurred or that first arise following the seventh (7th) anniversary of the Closing Date and up to an including the eighth (8th) anniversary of the Closing Date. The Retained Environmental Liabilities are subject to assumption by Purchaser pursuant to Section 2.03(a)(vii).

(e) Purchaser shall not be entitled to recover any Losses under this Section 9.01 related to the Retained Environmental Liabilities to the extent that those Losses result from any voluntary soil, surface water, sediment or groundwater investigation undertaken by the Purchaser. For the avoidance of doubt, a soil, surface water, sediment or groundwater investigation is not voluntary if: (i) ordered, demanded or requested by Governmental Authorities; (ii) required by Environmental Laws; (iii) requested by a bona fide lender that has a commercially reasonable concern with respect to Environmental Conditions on the Business Property; (iv) requested by any bona fide prospective purchaser of the Business or the Business Property; (v) reasonably undertaken or discovered in the course of construction or building projects, which did not have a soil, surface water, sediment or groundwater investigation as part of the purpose; a reasonably prudent property owner would conclude that there is a potential material threat to the environment or the health and safety of employees, occupants of the Business Property or persons downgradient of the Business Property, and (vi) there is an Environmental Condition that if left unsatisfied or uninvestigated would reasonably be expected to lead to an Environmental Claim that is not a Retained Environmental Liability.

(f) Purchaser acknowledges that its sole and exclusive monetary remedy after the Closing with respect to any and all claims under this Agreement and the Transaction Documents, the Acquisition and the other transactions contemplated hereby and thereby, the Business and its assets and Liabilities (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in this Article IX and Section 2.04. In furtherance of the foregoing, Purchaser hereby waives, from and after the Closing, any and all other rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) for monetary damages it may have against Seller arising under or based upon any Applicable Law (including any relating to environmental matters) or arising under or based upon common law or otherwise (except pursuant to the indemnification provisions set forth in this Section 9.01). NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, (1) NEITHER PARTY WILL BE

LIABLE TO THE OTHER FOR: (A) ANY CONSEQUENTIAL, INDIRECT OR INCIDENTAL DAMAGES THAT ARISE AFTER THE SECOND ANNIVERSARY OF THE CLOSING DATE OR THAT ARE NOT REASONABLY FORESEEABLE; OR (B) ANY PUNITIVE, SPECULATIVE OR SPECIAL DAMAGES (EXCEPT, IN EACH CASE, THESE LIMITATIONS SHALL NOT APPLY TO THE EXTENT SUCH DAMAGES ARE PAYABLE TO A THIRD PARTY) AND (2) PURCHASER SHALL NOT BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL AND INDIRECT DAMAGES TO THE EXTENT SELLER CAN ESTABLISH SUCH DAMAGES ARISE FROM CHANGES IN THE GENERAL BUSINESS CHARACTERISTICS OR AN INCREASE IN THE SIZE OF THE BUSINESS, IN EITHER CASE THAT OCCUR AFTER THE CLOSING DATE.

(g) The right to indemnification, payment of any Losses or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, (including, without limitation, any knowledge acquired as a result of any supplement or update to the Schedules made by Seller) whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

(h) Seller shall not be required to indemnify Purchaser under Section 9.01(a)(i) for a breach by Seller of a representation or warranty contained in this Agreement to the extent Seller has established that either Rick Rosen, Keval Patel or Matthew Gullen (the “Purchaser Knowledge Group”) (i) had actual knowledge (without a duty of inquiry) prior to the date of this Agreement of the facts which constituted such breach, and (ii) had actual knowledge, as of that date, that such facts constituted a breach of such representation or warranty, and knowingly failed to disclose the knowledge of such breach to the Seller, in each case prior to the date of this Agreement. If Seller seeks to avoid its indemnification obligation pursuant to this Section 9.01(h), then Seller shall have the burden of proving that the requirements set forth in this Section 9.01(h) have been satisfied. Reference to any fact, circumstance, condition or issue in any third party report prepared for Purchaser or in any document Made Available to Purchaser shall not be, in each case, in and of itself, sufficient to prove that the requirements set forth in this Section 9.01(h) have been satisfied. Furthermore, the Purchaser Knowledge Group shall not be deemed to have knowledge of, and this Section 9.01(h) shall not apply to, any claim for breach of representation or warranty related to any fact, circumstance, condition or issue identified in or arising from any further actions or investigations or as a result of any Identified Environmental Matters.

SECTION 9.02. Indemnification by Purchaser.

(a) From and after the Closing, Purchaser shall indemnify Seller, its Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against, and agrees to hold them harmless from, any Loss, as incurred (payable promptly upon written request), for or on account of or arising from or in connection with or otherwise with respect to (i) any breach of any representation or warranty of Purchaser contained in this Agreement or in any Transaction Document to which Purchaser is a party, (ii) any breach of any covenant of Purchaser contained in this Agreement or in any Transaction Document to which Purchaser is a party, (iii) any Assumed Liability or (iv) any fees, expenses or other payments incurred or owed by Purchaser to any brokers, financial advisors or other comparable Persons retained or employed by it in connection with the transactions contemplated by this Agreement or by any Transaction Document.

(b) From and after the Closing, Purchaser shall indemnify Seller against, and agrees to hold Seller harmless from, any Loss incurred by Seller (payable promptly upon written request) as a result of any Third Party Claim against Seller that arises exclusively from the Purchaser’s operation of the Acquired Assets after the Closing Date; provided, however, that Purchaser will not be required to indemnify Seller against, or hold Seller harmless from, any such Loss or claim that constitutes, or arises from, (i) a breach by Seller or its Affiliates of any of Seller’s or its Affiliate’s representation, warranty or covenant, (ii) an Excluded Liability or any other obligation of Seller or its Affiliates under this Agreement or any other agreement executed in connection herewith, (iii) actions taken by Seller or its Affiliates, or (iv) the operation of the Business prior to Closing. Purchaser shall have the right to assume the defense of any such Third Party Claim pursuant to Section 9.05(b) and shall not be required to satisfy the conditions described in clauses (ii), (iii), or (iv) of Section 9.05(b) as a condition to such assumption.

SECTION 9.03. Calculation of Losses.

(a) The amount of any Loss for which indemnification is provided under this Article IX shall be net of any amounts recovered by the indemnified party under insurance policies with respect to such Loss. For purposes of determining the amount of Losses resulting from any misrepresentation or breach of a representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article IX, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

(b) The amount of any Loss for which indemnification is provided under this Article IX shall be reduced by the amount of any proceeds actually received by Purchaser under the Environmental Insurance Policies or other applicable insurance policy (the “Policies”), net of any costs or expenses incurred by Purchaser in collecting such amount. Purchaser will use all commercially reasonable efforts to recover under the Policies for any Losses covered by the Policies prior to Seller being required to indemnify Purchaser for such Losses. If Purchaser receives any insurance proceeds after the Seller has paid the Purchaser in respect of any Loss, the Purchaser must notify the Seller and pay to the Seller the amount of such recovery (in an amount not to exceed the indemnification previously received by Purchaser and less the Purchaser’s reasonable costs of receiving such recovery or benefit) within five days after the recovery has been received.

SECTION 9.04. Termination of Indemnification. The obligations to indemnify and hold harmless any party, (i) pursuant to Section 9.01(a)(i) or 9.02(i), shall terminate when the applicable representation or warranty terminates pursuant to Section 9.06 and (ii) pursuant to the other clauses of Sections 9.01 and 9.02 shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 9.05 to the party to be providing the indemnification.

SECTION 9.05. Procedures.

(a) In order for a party (the “indemnified party”), to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any Person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing (and in reasonable detail) of the Third Party Claim within 10 Business Days after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expenses incurred during the period in which the indemnified party failed to give such notice). Thereafter, the indemnified party shall deliver to the indemnifying party, within five Business Days’ time after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b) If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, that (i) the indemnifying party notifies the indemnified party in writing within 15 days after the indemnified party has given notice of the Third Party Claim that the indemnifying party will indemnify the indemnified party from and against the entirety of any Losses the indemnified party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the indemnifying party provides the indemnified party with evidence reasonably acceptable to the indemnified party that the indemnifying party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the indemnified party, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of the indemnified party, and (v) the indemnifying party conducts the defense of the Third Party Claim actively and diligently. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense (so long as it is actively and diligently doing so). The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim as provided above). If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend that involves solely money damages (and not any injunctive or other relief) and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim and which releases the indemnified party completely in connection with such Third Party Claim.

(c) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 9.01 or 9.02, as the case may be, that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. The failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 9.01 or 9.02, as the case may be, except to the extent that the indemnifying party is actually and materially prejudiced by such failure. If the indemnifying party does not notify the indemnified party within 30 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 9.01 or 9.02, as the case may be, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 9.01 or 9.02, as the case may be, and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the indemnifying party has timely disputed its liability with respect to such claim, as provided above, the indemnifying party and the indemnified party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

(d) Mitigation. Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability. In the event that the board of directors, chief executive officer (or functional equivalent, if there is no chief executive officer), chief operating officer (or functional equivalent, if there is no chief operating officer) or chief financial officer (or functional equivalent, if there is no chief financial officer) of a Party shall have knowledge that such Party is entitled to indemnification from the other party pursuant to this Agreement for a particular matter such Party will use commercially reasonable efforts in the ordinary course of business to mitigate any Losses it may suffer with respect to such matter. Notwithstanding the foregoing, the failure of Purchaser to use such efforts to mitigate shall not constitute a defense to, or in any way otherwise relieve the Seller of, the Seller’s obligations to indemnify Purchaser Indemnitees pursuant to this Agreement but may be asserted by Seller as a basis for seeking to reduce the amount of the indemnity.

SECTION 9.06. Survival of Representations. The representations, warranties, covenants and agreements contained in this Agreement and in any document delivered in connection herewith shall survive the Closing and such representations and warranties shall terminate (i) upon the running of the statute of limitations (without regard to any toll thereof agreed to by Purchaser) with respect to Sections 4.07 (Intellectual Property) and 4.14 (Taxes); (ii) seventy eight (78) months following the Closing Date with respect to Sections 4.11(a), (d), (e), (h), (j) and (k); (iii) thirty six (36) months following the Closing Date with respect to Sections 4.11(g) and 4.18(e); (iv) twenty four (24) months following the Closing Date with respect to Sections 4.11(b), (c), (f) and (i); and (v) with respect to all other representations and warranties except for Sections 4.7 (Intellectual Property), 4.11 (Environmental Disclosure), 4.14 (Taxes) and 4.18(e), on April 30, 2012; provided, however, that the representations and warranties set forth in Section 4.01, 4.02, 4.05(a) and 4.06(a) shall not terminate and shall continue indefinitely. Notwithstanding the foregoing, any claim related to an intentional or fraudulent breach of a representation or warrant may be made at any time without limitation.

SECTION 9.07. No Additional Representations. Purchaser acknowledges that neither Seller nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Business furnished or Made Available to Purchaser and its representatives, except as expressly set forth in this Agreement, the Transaction Documents or the Schedules, and, except in the case of fraud, neither Seller nor any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information and any information, documents or material Made Available to Purchaser in any “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby.

SECTION 9.08. Release of American Cyanamid. Purchaser hereby agrees not to, and agrees to cause each of its Affiliates not to, make any claim for Losses against American Cyanamid Company and its subsidiaries and their respective successors and assigns (other than Seller), known or unknown, (i) relating to or arising out of the operations of the Business as conducted at any time prior to the Closing (other than matters arising in the ordinary course of business) and (ii) relating to or arising out of conditions of any asset of the Business. Purchaser shall indemnify, defend and hold Seller and its Affiliates harmless from and against any Losses arising from a claim brought by Purchaser or its Affiliates in violation of this Section 9.08.

SECTION 9.09. Indemnification for Hearing Loss Cases and Asbestos Claims. With respect to the Hearing Loss Cases and Asbestos Claims, the parties shall have the following liabilities and obligations and shall be entitled to indemnification as follows:

(a) With respect to any Hearing Loss Cases or Asbestos Claim filed or otherwise asserted against either Party of any of its Affiliates on or prior to the fifth (5th) anniversary of the Closing Date, including, but not limited to those filed or asserted prior to the Closing (the “First Exposure Claims Period”), Seller shall (i) at its cost, assume the defense of and defend and pay, such claim and (ii) indemnify the Purchaser Indemnitees against, and hold them harmless from, any Losses incurred or suffered by any Purchaser Indemnitee to the extent arising from such claims; provided, if Seller can establish that such claim arises solely as a result of exposure to noise or asbestos from the Business exclusively following the Closing (an “Post-Closing Exposure Claim”), then Purchaser shall (x) at its cost, assume the defense of and defend and pay, such Post-Closing Exposure Claim and (y) indemnify the Seller Indemnitees against, and hold them harmless from, of any Losses incurred or suffered by any Seller Indemnitee to the extent arising from such Post-Closing Exposure Claim;

(b) With respect to any Hearing Loss Case or Asbestos Claim filed or otherwise first asserted against either Party or any of its Affiliates during the period beginning immediately after the First Exposure Claims Period and ending five years thereafter (the “Second Exposure Claims Period”), Seller shall (i) assume the defense of and defend and pay, such claim; (ii) Seller shall indemnify the Purchaser Indemnitees against, and hold them harmless from, any Losses incurred or suffered by any Purchaser Indemnitee to the extent arising from such claims (except for amounts described in subclause (iii) of this Section 9.09(b)); and (iii) Purchaser shall reimburse the Seller for fifty percent (50%) of any amounts paid in settlement or judgments rendered in connection with such claims; provided,

(i)	if Seller can establish that such claim constitutes a Post-Closing Exposure Claim, then Purchaser shall (x) at its cost, assume the defense of and defend and pay, such Post-Closing Exposure Claim and (y) indemnify the Seller Indemnitees against, and hold them harmless from, any Losses incurred or suffered by any Seller Indemnitee to the extent arising from such claims Post-Closing Exposure Claim; and

(ii)	if Purchaser can establish that such claim arises solely as a result of exposure to noise or asbestos from the Business exclusively prior to the Closing (a “Pre-Closing Exposure Claim”), then Seller shall (x) at its cost, assume the defense of and defend and pay, such Pre-Closing Exposure Claim and (y) indemnify the Purchaser Indemnitees against, and hold them harmless from, any Losses incurred or suffered by any Purchaser Indemnitee to the extent arising from such Pre-Closing Exposure Claim.

(c) With respect to any Hearing Loss Case or Asbestos Claim filed or otherwise first asserted against either Party of any of its Affiliates following the expiration of the Second Exposure Claims Period, Purchaser shall (i) at its cost, assume the defense of and defend and pay, such claim and (ii) indemnify the Seller Indemnitees against, and hold them harmless from, any Losses incurred or suffered by any Seller Indemnitee to the extent arising from such claims; provided, if Purchaser can establish that such claim constitute a Pre-Closing Exposure

Claim, then Seller shall (x) at its cost, assume the defense of and defend and pay, such Pre-Closing Exposure Claim and (y) indemnify the Purchaser Indemnitees against, and hold them harmless from, any Losses incurred or suffered by any Purchaser Indemnitee to the extent arising from such Pre-Closing Exposure Claim.

(d) Neither party shall admit any liability with respect to, or settle, compromise or discharge, any Hearing Loss Case or Asbestos Claim for which the other party has any Liability without the other party’s prior written consent (which consent shall not be unreasonably withheld).

ARTICLE X

General Provisions

SECTION 10.01. Assignment. This Agreement and the rights and obligations hereunder or any interest herein shall not be assignable or transferable by Purchaser or Seller without the prior written consent of the other parties hereto; provided, however, that Purchaser may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder), (b) assign its rights under this Agreement for collateral security purposes to any lenders providing financing to Purchaser or any of its Subsidiaries or Affiliates, or (c) assign its rights under this Agreement to any Person that acquires the Purchaser or any of its assets. Any attempted assignment in violation of this Section 10.01 shall be void.

SECTION 10.02. No Third-Party Beneficiaries. Except as provided in Article IX, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 10.03. Attorney Fees. Any party in breach of this Agreement shall, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other party may be entitled.

SECTION 10.04. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows:

(i)	if to Purchaser,

Television Acquisition Corp.

c/o H.I.G. Capital, LLC

1450 Brickell Bay Drive, 31st Floor

Miami, Florida 33131

Attention: Rick Rosen and Keval Patel

Fax: (305) 381-4319

with a copy to:

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606

Attention: Brooks B. Gruemmer

Fax: (312) 984-7700

and

(ii)	if to Seller,

Cytec Industries Inc.

5 Garret Mountain Plaza

Woodland Park, NJ 07424

Attention: Secretary

Facsimile: (973) 357-3058

SECTION 10.05. Interpretation; Exhibits and Schedules. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

SECTION 10.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

SECTION 10.07. Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, along with the Schedules and Exhibits thereto, contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Transaction Documents or the Confidentiality Agreement.

SECTION 10.08. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

SECTION 10.09. Consent to Jurisdiction. Each of Purchaser and Seller irrevocably submits to the exclusive jurisdiction of (a) the courts of the State of New Jersey, and (b) the United States District Court for the District of New Jersey, for the purposes of any suit, action or other proceeding arising out of this Agreement, any Transaction Document or any transaction contemplated hereby or thereby. Each of Purchaser and Seller further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 10.09. Each of Purchaser and Seller irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Transaction Document or the transactions contemplated hereby and thereby in (i) the courts of the State of New Jersey, or (ii) the United States District Court for the District of New Jersey, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 10.10. Governing Law. Except for the Act of Sale, which shall be governed by the internal laws of the State of Louisiana, this Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the internal laws of the State of New Jersey applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

[Signature page immediately follows]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

CYTEC INDUSTRIES INC.

By:	/s/ William N. Avrin
Name:	William N. Avrin
Title:	Vice President, Corporate & Business Development

TELEVISION ACQUISITION CORP.

By:	/s/ Rick Rosen
Name:	Rick Rosen
Title:	President